Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FIRST QUARTER 2022 RESULTS – STRONG OPERATIONAL PERFORMANCE; INTEGRATION AHEAD OF SCHEDULE AND CORPORATE MERGER SYNERGIES BETTER THAN EXPECTED; GOOD PROGRESS AT KEY EXPLORATION AND DEVELOPMENT PROJECTS

Toronto (April 28, 2022) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported financial and operating results for the first quarter of 2022.

First quarter of 2022 highlights:

•	Solid quarterly production and costs despite COVID-19 challenges – Payable gold production[1] in the first quarter of 2022 was 660,604 ounces at production costs per ounce of $1,002, total cash costs per ounce[2] of $811 and all-in sustaining costs ("AISC") per ounce[3] of $1,079. These results include a full quarter of production from the Agnico Eagle mines and 52 days of production from the legacy Kirkland Lake Gold Ltd. ("Kirkland Lake Gold") mines (Detour Lake, Macassa and Fosterville) reflecting the period after the closing of the merger between Agnico Eagle and Kirkland Lake Gold on February 8, 2022 (the "Merger"). Including a full quarter of production from the legacy Kirkland Lake Gold mines, total payable gold production in the first quarter of 2022 was 806,329 ounces with total cash costs per ounce approximately in line with the mid-point of 2022 total cash cost guidance announced in February 2022

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Production costs per ounce and total cash costs per ounce are non-GAAP ratios that are not standardized financial measures under the financial reporting framework used to prepare the Company's financial statements and, unless otherwise specified, is reported on a by-product basis in this news release. For the detailed calculation of production costs per ounce and the reconciliation to production costs and for total cash costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

3 AISC per ounce is a non-GAAP ratio that is not a standardized financial measure under the financial reporting framework used to prepare the Company's financial statements and, unless otherwise specified, is reported on a by-product basis in this news release. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

•	Several key cornerstone assets delivered strong operational performance in the first quarter of 2022 – The LaRonde Complex and the Detour Lake and Fosterville mines all encountered higher grades which resulted in better than expected gold production and costs. At LaRonde, production was 105,037 ounces of gold at total cash costs per ounce of $560. In the post-Merger period, Detour Lake produced 100,443 ounces of gold at total cash costs per ounce of $600, while Fosterville produced 81,827 ounces of gold at total cash costs per ounce of $309. The strong operational performance in the first quarter of 2022 puts these mines in a good position to deliver on 2022 guidance forecasts

•	COVID-19 challenges seen in late 2021 and early 2022 appear to be moderating – Most of the Company's operations were affected by COVID-19 over the past few months, but production levels and costs in the first quarter of 2022 were generally in line with forecasts. All sites are still maintaining active protocols but risks now appear to be more manageable and the situation improved through the quarter. As a result, the Company began the reintegration of its Nunavummiut workforce (which had been sent home in December 2021) in mid-March, after consultation with the Nunavut Government and other local stakeholders. The reintegration was completed in early April 2022

•	Gold production, cost and capital expenditure guidance reiterated for 2022 – Expected payable gold production in 2022 remains unchanged at approximately 3.2 to 3.4 million ounces with total cash costs per ounce expected to be between $725 and $775 and AISC per ounce expected to be between $1,000 and $1,050. Total capital expenditures (excluding capitalized exploration) for 2022 are still estimated to be approximately $1.4 billion. Guidance for 2022 includes production, costs and capital for the period commencing January 1, 2022 for the Detour Lake, Macassa and Fosterville mines

•	Inflationary cost environment continues to evolve – Cost pressures were relatively minor in the first quarter of 2022, largely due to cost savings initiatives, long-term agreements with local suppliers, existing fuel hedges and the predominantly locally sourced labour force. The inflationary cost environment continues to be dynamic given the changing political landscape and the effects of COVID-19. As such, the Company will continue to monitor and assess any impacts on forecast costs in the coming months as inflation could have more of an effect during the remainder of the year

•	Merger completed February 8, 2022; Focus Now on Delivering Synergies and Maximizing Value Drivers – The Merger with Kirkland Lake Gold was completed on February 8, 2022 and the integration process is gaining momentum. The senior management team has been finalized and is focused on optimizing and leveraging best practices to deliver on corporate and operational synergies and to maximize value drivers:

•	Expected Corporate G&A synergies (before tax) are now expected to be up to $200 million in the first five years (up from previous guidance of $145 million) and up to $400 million over the next ten years (up from previous guidance of $320 million)

•	The estimate for potential operational synergies remains unchanged at approximately $130 million per year ($440 million over five years, $1.1 billion over 10 years). The estimate of strategic opportunities to reduce current and future expenditures as part of the project pipeline also remains unchanged at up to $240 million over five years and $590 million over 10 years. While realization of these benefits will be a multi-year endeavour, encouraging progress was made in the first quarter of 2022

•	Updates on key value drivers are set out below and additional summaries are provided in the operational section of this news release

•	Update on key value drivers

•	Odyssey project – Underground development and surface construction activities remain on schedule and on budget. Inflationary cost pressures remain manageable at this time. From a labour perspective, the Company is successfully building a highly skilled team and the Odyssey project is considered an employer of choice in the Abitibi. Fifteen drills are active on the property, with three underground drills completing infill drilling on the Odyssey South deposit and 12 surface drills focused on infilling and expanding the East Gouldie mineralization. Shaft sinking is expected to begin in the fourth quarter of 2022 and the first underground production is expected to commence in the first half of 2023

•	Detour Lake – Mill optimization projects are progressing as planned and drilling continues to intersect mineralization west of the resource pit shells, including 30.9 grams per tonne ("g/t") gold over 16.0 metres at 451 metres depth. Additional mineralization has also been encountered at depth (3.5 g/t over 45.1 metres at 822 metres depth), further supporting the potential for future underground mining. A technical evaluation is underway with the goal of converting a portion of last year's measured and indicated mineral resources into mineral reserves in the second quarter of 2022

•	Kirkland Lake regional update – At the Amalgamated Kirkland ("AK") deposit, the underground ramp from Macassa has been extended by 225 metres and nine drill holes have been completed in the higher-grade portion of the deposit (assays pending). AK ore could complement the feed at the Macassa mill as early as 2024. At Upper Beaver, infill drilling continues to intersect significant mineralization, including 7.4 g/t gold and 0.4% copper over 14.2 metres at 1,582 metres depth. In addition, drilling appears to have encountered a new zone of mineralization 500 metres southeast of the main mineralized zone (assays pending)

•	Hope Bay – Drilling at the Doris deposit has discovered extensions to the known mineralized zones. Deep exploration drilling in the BTD Connector area returned highlights of 23.0 g/t gold over 5.0 metres at 502 metres depth and 9.4 g/t gold over 14.9 metres at 491 metres depth. Additional drills are expected to begin operating in the coming weeks. Exploration is expected to continue through 2023 while a larger production scenario is being evaluated

•	Strong investment grade balance sheet; normal course issuer bid ("NCIB") expected to commence in early May 2022 – On February 9, 2022, Fitch Ratings placed Agnico Eagle's BBB credit rating on a Positive Outlook. At March 31, 2022, the Company's net debt [4] totaled $503.7 million. Subsequent to the quarter end, the Company repaid with cash the $125 million 6.77% Series C senior notes at maturity on April 7, 2022. Under the proposed NCIB, the Company intends to purchase up to $500 million of its common shares (up to a maximum of 5% of its issued and outstanding common shares)

4 Net debt is a non-GAAP measure that is not a standardized measure under the financial reporting framework used to prepare the Company's financial statements. For a reconciliation to long-term debt see "Reconciliation of Non-GAAP Financial Performance Measures – Reconciliation of Long-Term Debt to Net Debt". See also "Note Regarding Certain Measures of Performance".

•	A quarterly dividend of $0.40 per share has been declared

"I am pleased to report that our newly consolidated operations have performed very well in the first quarter of 2022 despite challenges related to COVID-19. Supported by strong metal prices, the first quarter generated solid operating cash flow which allowed the Company to continue to deliver on shareholder returns while paying down debt, and investing in our operations and pipeline projects," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "During the quarter, we made good progress on the integration of the Kirkland Lake Gold management team, workforce and mining operations, and corporate synergies from the merger are now expected to be better than originally expected. While most of our operations are keeping costs in line with forecast, we do remain cautious as inflation and the global political and economic context has increased pressure on costs and supply chains," added Mr. Al-Joundi.

First Quarter 2022 Financial and Production Results

In the first quarter of 2022, net income was $109.8 million ($0.29 per share). This result includes the following items (net of tax): a non-cash fair value adjustment on inventory sold during the quarter related to the Merger included in production costs of $78.8 million ($0.20 per share), severance costs of $34.5 million ($0.09 per share), transaction costs relating to the Merger of $31.3 million ($0.08 per share), derivative gains on financial instruments of $16.0 million ($0.04 per share) and various other adjustment gains of $2.8 million ($0.01 per share). Excluding these items would result in adjusted net income 5 of $235.6 million or $0.61 per share for the first quarter of 2022. For the first quarter of 2021, the Company reported net income of $145.2 million or net income of $0.60 per share.

5Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company's financial statements. For a reconciliation to net income and net income per share see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

Included in the first quarter of 2022 net income, and not adjusted above, is a non-cash stock option expense of $6.1 million ($0.02 per share), care and maintenance costs of $6.3 million ($0.02 per share) and workforce costs of employees affected by the COVID-19 pandemic (primarily Nunavut-based) of $5.2 million ($0.01 per share).

For financial reporting purposes, the Merger has been determined to be a business combination with Agnico Eagle identified as the acquirer. As a result, the purchase consideration was allocated to the identifiable assets and liabilities of Kirkland Lake Gold based on their fair values as of February 8, 2022 (the "Purchase Price Allocation") and was recorded in the first quarter of 2022. The finalization of the Purchase Price Allocation will take place within twelve months following the acquisition date.

Upon closing of the Merger, under the Purchase Price Allocation, any gold inventory held by Kirkland Lake Gold on February 8, 2022 was revalued at the forecasted gold price in the period the inventory was expected to be sold. The revalued inventory subsequently sold during the first quarter of 2022 resulted in additional production costs of approximately $113.7 million ($78.8 million after tax) during the quarter. Given the extraordinary nature of the fair value adjustment on inventory related to the Merger, this non-cash adjustment, which increased the cost of inventory sold during the quarter, was normalized from net income and net income per share and adjusted out of the total cash costs per ounce and AISC in the first quarter of 2022.

The decrease in net income in the first quarter of 2022 compared to the prior-year period is primarily due to Merger costs recognized in the quarter, including a fair value adjustment on inventory sold during the quarter (included in production costs) and transaction and severance costs. In addition, higher exploration and development costs, higher amortization due to the inclusion of the Detour, Macassa and Fosterville mines and higher general and administrative costs contributed to the decrease in net income in the first quarter of 2022 compared to the prior-year period. These higher costs were partially offset by higher operating margins6 (higher average realized metal prices and higher sales volumes) and higher gains on derivatives.

In the first quarter of 2022, cash provided by operating activities was $507.4 million ($366.0 million before changes in non-cash components of working capital), compared to the first quarter of 2021 when cash provided by operating activities was $366.6 million ($425.5 million before changes in non-cash components of working capital). The non-cash fair value adjustment on inventory related to the Merger of $113.7 million was included in production costs and as result included in cash provided by operating activities before changes in non-cash components of working capital for the first quarter of 2022. The non-cash fair value adjustment on inventory was then reversed through changes in non-cash components of working capital.

6 Operating margin is a non-GAAP measure. For a reconciliation to net income see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

Excluding the non-cash fair value adjustment on inventory of $113.7 million related to the Merger, cash provided by operating activities before changes in non-cash components of working capital was $479.7 million in the first quarter of 2022 and increased when compared to the prior year period primarily due to higher sales volumes and higher realized prices. The cash provided by operating activities before changes in non-cash components of working capital of $479.7 million included non-recurring costs related to the Merger of $34.8 million in transaction costs and $46.0 in severance costs.

In the first quarter of 2022, the Company's payable gold production was 660,604 ounces. Including the entire quarter's production from the legacy Kirkland Lake Gold mines, total gold production in the first quarter of 2022 was 806,329 ounces. This compares to quarterly payable gold production of 516,804 ounces in the prior-year period.

Gold production in the first quarter of 2022, when compared to the prior-year period, was higher primarily due to the inclusion of the production from the Detour Lake, Macassa and Fosterville mines. This was partially offset by lower production at the Meadowbank Complex and the Meliadine mine largely due to the reduction of activities at the beginning of the quarter due to the impacts of COVID-19.

Production costs per ounce in the first quarter of 2022 were $1,002, compared to $821 in the prior-year period. Total cash costs per ounce in the first quarter of 2022 were $811, compared to $734 in the prior-year period. Including the entire quarter's production from the Kirkland Lake Gold mines, total cash costs per ounce in the first quarter of 2022 were approximately in line with the mid-point of the 2022 cost guidance.

In the first quarter of 2022, production costs per ounce and total cash costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne and lower production at various operations including the Meadowbank Complex and the Meliadine, Kittila and Pinos Altos mines. Production costs per ounce also increased when compared to the prior-year period due to the fair value adjustment on inventory sold during the quarter as discussed above. A detailed description of the minesite costs per tonne at each mine is set out below.

AISC per ounce in the first quarter of 2022 were $1,079, compared to $1,007 in the prior-year period. AISC per ounce in the first quarter of 2022 increased when compared to the prior-year period primarily due to higher total cash costs per ounce, partially offset by lower sustaining capital expenditures.7

Integration Process Gaining Momentum; Focus on Maximizing Key Value Drivers

The senior management team has now been finalized and is working at optimizing and leveraging best practices across the Company's combined operations, with a focus on delivering previously announced synergies and maximizing value creation. With the second quarter of 2022 being the first full quarter of combined operations, the Company expects to add further value in 2022 through increased production and operating cash flow per share.

Key value drivers are listed below with additional details set out in the operational section of this news release.

•	Detour Lake mine – An updated life of mine plan is expected to be included in the second quarter of 2022 news release in July. The Company is also evaluating the potential to expand operations to 32 million tonnes per year and develop an underground mining operation

•	Kirkland Lake region – At Macassa, the focus is on completing Shaft #4 infrastructure and ramping up production. The Company is also evaluating the potential integration of the AK deposit (potential production start in 2024) and the Upper Beaver project with the existing regional infrastructure

•	Odyssey project – The Canadian Malartic GP (the"Partnership remains focused on maintaining the project schedule and budget and finding additional sources of ore to maximize the production profile especially early in the mine life

•	Kittila mine – The key priority is the completion of the shaft project and the potential increase in throughput to 2.35 million tonnes per year

•	Meliadine mine – The Phase 2 expansion to 6,000 tonnes per day ("tpd") is expected to be complete by mid-2024. Exploration efforts are focused on increasing mineral reserves and mineral resources to extend mine life

•	Meadowbank Complex – At Amaruq, the focus remains on optimizing open pit operations and ramping up underground production starting in the second half of 2022

•	Hope Bay project – Exploration activities are ramping up with a primary focus on the Doris, Madrid and Boston deposits. The Company is also evaluating the potential to develop a larger production scenario

7 Sustaining capital is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company's financial statements. See "Note Regarding Certain Measures of Performance".

2022 Synergy and Optimization Benefits Ahead of Estimates

Work continued in the first quarter of 2022 to realize the previously disclosed synergy and optimization benefit estimates of $800 million before tax over the next five years and $2 billion over the next ten years. More opportunities were realized in the first quarter of 2022 than expected, with approximately $45 million of synergies achieved to date, $35 million of which are expected to be repeatable on an annual basis. The Company now expects 2022 Merger-related synergies to be at the top end of the previously disclosed range of $40 million to $60 million.

Corporate General and Administrative ("G&A") Synergies Ahead of Plan

Corporate G&A synergies were the primary driver of realized synergies in the first quarter of 2022 as the Company exceeded its original full-year 2022 estimate of $15-$25 million, and the Company also surpassed the expected annual run rate of $35 million per year earlier than expected. The Company now anticipates being able to achieve $40 million to $50 million of corporate G&A synergies in future years.

The key components of the realized corporate G&A synergies are:

•	Streamlining of the business resulting in personnel cost savings estimated to be approximately $25 million in 2022, expected to grow to $30 million by 2024

•	Lower finance and insurance costs of approximately $10 million on an ongoing basis

•	Reduction and consolidation of regional office space, resulting in savings of approximately $9 million (a combination of one-time and ongoing)

•	Streamlining of service contracts and the elimination of external service providers resulting in IT savings of $3 million per year

As a result of the success to date, the Company is revising upwards its expected corporate G&A synergies to up to $200 million before tax in the first five years (up from $145 million) and to up to $400 million over the next ten years (up from $320 million).

Operational Synergies

The Company is maintaining its estimate for potential operational synergies in excess of $130 million per year ($440 million over five years, ramping up to $1.1 billion over 10 years). While realization of these benefits will be a multi-year endeavour, encouraging progress was made in the first quarter of 2022.

Procurement

•	The Kirkland Lake Gold and Agnico Eagle procurement teams have been combined to create one global team for the combined business

•	The process to tender/renegotiate contracts to take advantage of economies of scale has started, with the largest categories taking priority

•	The team maintains its objective of ramping up to annual savings of between $35 million and $50 million by 2024, expecting up to $10 million of savings in 2022

Operational Improvements

•	The Company is evaluating the potential of implementing best practices from the Canadian Malartic mill to improve overall availability. An improvement of 1% in mill availability could result in approximately 7,000 ounces of additional gold production

•	The Company continues to evaluate increasing the slope angle of the Detour North pit wall which could result in a reduced strip ratio. This reduction in strip ratio could potentially result in savings totaling more than $100 million over the life of mine

Other Operational Synergies

•	Planning has started to implement the first local centralized control room in the Abitibi region. This will be a pilot project, developing strategies and systems to de-risk a larger deployment in the future

•	Discussions with refining partners are underway to optimize the fee structure having regard to the Company's larger production volume. These benefits are expected to begin in the second half of 2022

•	Enhanced data analysis on energy consumption across the business was initiated in the first quarter of 2022. This analysis will be incorporated into energy management systems to develop strategies to optimize energy usage and cost. The Company believes these efforts could result in significant annual savings starting in 2024

•	Core scanning technology that is being implemented in the Quebec and Ontario regions is expected to improve ore body definition, saving time and cost as compared to traditional geological interpretation tools

•	Taken together, these operational synergies are estimated to generate between $75 million to $100 million in annual savings by 2024

The Company estimates the operational synergies and other cost reduction measures have the potential to reduce production costs by up to $10 per ounce in 2022, and up to $30-$40 per ounce in later years. Given the work and complexity involved in attaining these synergies, and given the volatile and inflationary price environment, these synergies were not reflected in the February 2022 production and cost guidance.

Strategic Optimization

The Company continues its review of strategic opportunities to reduce current and future expenditures as part of its project pipeline, maintaining the original estimate of up to $240 million over five years and $590 million over 10 years.

Mining the AK deposit from Macassa Infrastructure

•	Ore from the AK deposit could complement the feed at the Macassa mill as early as 2024, with the potential of ramping up to an average of 40,000 extra ounces of gold per year

•	At current spot prices, based on preliminary estimates, this could generate approximately $40 million of incremental annual pre-tax cash flow

•	During the first quarter of 2022, 225 metres of a planned 984 metre exploration decline from Macassa's existing Near Surface Ramp was completed

•	The decline will allow a planned exploration campaign to better delineate the AK deposit

•	Permitting work continues and a production decision could be reached later in 2022

Upper Beaver project review

•	To date, roughly $20 million of potential savings for the Upper Beaver project have been identified resulting from equipment synergies with Macassa's #4 shaft

•	Using the experienced workforce from Macassa's shaft-sinking project at Upper Beaver would lower overall shaft sinking costs and potentially accelerate the schedule

•	Work continues on evaluating the potential to use existing infrastructure, reducing capex and operating costs

Strong Financial Position Allows for Asset Development, Debt Repayment and Shareholder Returns

Cash and cash equivalents increased to $1,062.0 million at March 31, 2022, from the December 31, 2021 balance of $185.8 million, primarily due to the cash and cash equivalents of $838.7 million acquired as a result of the closing of the Merger during the quarter and higher cash flow from operations (higher sales volumes and realized gold prices). As of March 31, 2022, the outstanding balance on the Company's unsecured revolving bank credit facility was nil, and available liquidity under this facility was approximately $1.2 billion, not including the uncommitted $600 million accordion feature.

At March 31, 2022, the Company's net debt totaled $503.7 million. Subsequent to the quarter end, the Company further reduced gross debt with the cash repayment of the $125 million 6.77% Series C senior notes at maturity on April 7, 2022.

Approximately 39% of the Company's remaining 2022 estimated Canadian dollar exposure is hedged at an average floor price above 1.25 C$/US$. Approximately 45% of the Company's remaining 2022 estimated Mexican peso exposure is hedged at an average floor price above 20.35 MXP/US$. Approximately 24% of the Company's remaining 2022 estimated Euro exposure is hedged at an average floor price of approximately 1.18 US$/EUR. The Company's remaining 2022 Australian dollar exposure is currently unhedged. The Company's full year 2022 cost guidance is based on assumed exchange rates of 1.25 C$/US$, 20.00 MXP/US$, 1.20 US$/EUR and 1.32 A$/US$.

Including the diesel purchased for the Company's Nunavut operations on the 2021 sealift (consumed to mid-year 2022), approximately 40% of the Company's diesel exposure for 2022 is hedged at an average price below the 2022 cost guidance assumption of C$0.90 per litre. These hedges have partially mitigated the effect of inflationary pressures to date and are expected to provide a degree of protection against inflation for the 2022 sealift diesel costs.

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs. Current hedging positions are not factored into 2022 guidance.

On February 23, 2022, the Company announced that it intended to launch a normal course issuer bid ("NCIB"). The Company has now submitted draft documentation to the TSX for approval of an NCIB pursuant to which the Company would be permitted to purchase up to $500 million of its common shares (up to a maximum of 5% of its issued and outstanding common shares). Purchases under the NCIB may continue for up to one year from the expected commencement date of May 4, 2022. If approved, purchases under the NCIB will be made through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.

Dividend Record and Payment Dates for the Second Quarter of 2022

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on June 15, 2022 to shareholders of record as of June 1, 2022. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2022 Fiscal Year

Record Date	Payment Date
June 1, 2022*	June 15, 2022*
September 1, 2022	September 15, 2022
December 1, 2022	December 15, 2022

*Declared

Dividend Reinvestment Plan

Please see the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

Capital Expenditures

In the first quarter of 2022, capital expenditures (including sustaining capital) were $223.5 million and capitalized exploration expenditures were $26.6 million, for a total of $250.1 million. Capital expenditures were lower than forecast primarily due to the timing of the expenditures. Capital expenditures during the quarter were also affected by COVID-19 challenges. Capital spending is expected to return to more normalized levels over the balance of the year and the total capital expenditures in 2022 are still expected to be approximately $1.4 billion (excluding capitalized exploration).

The following table sets out capital expenditures and capitalized exploration in the first quarter of 2022.

Capital Expenditures
(In thousands of U.S. dollars)
	Capital Expenditures*	Capitalized Exploration
	Three Months Ended	Three Months Ended
	March 31, 2022	March 31, 2022
Sustaining Capital Expenditures
LaRonde mine	$18,273	$393
LaRonde Zone 5	2,390	347
LaRonde Complex	20,663	740
Canadian Malartic mine	10,734	—
Goldex mine	5,981	646
Detour Lake mine	12,642	—
Macassa mine	4,433	224
Meliadine mine	8,942	139
Meadowbank Complex	10,804	—
Fosterville mine	8,498	209
Kittila mine	9,646	1,704
Pinos Altos mine	4,835	72
La India mine	806	8
Total Sustaining Capital	$97,984	$3,742

Development Capital Expenditures[8]
LaRonde mine	$12,463	$—
LaRonde Zone 5	3,434	—
LaRonde Complex	15,897	—
Canadian Malartic mine	19,816	2,936
Goldex mine	4,763	845
Detour Lake mine	21,256	7,604
Macassa mine	14,362	2,694
Meliadine mine	10,735	2,870
Meadowbank Complex	819	—
Amaruq underground project	15,028	333
Fosterville mine	4,222	4,261
Kittila mine	10,536	—
Pinos Altos mine	5,918	—
La India mine	1,841	—
Other	346	1,277
Total Development Capital	$125,539	$22,820
Total Capital Expenditures	$223,523	$26,562

* Excludes capitalized exploration

8 Growth projects or Development capital expenditures is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company's financial statements. See "Note Regarding Certain Measures of Performance" and "Reconciliation of Non-GAAP Performance Measures – Reconciliation of Sustaining Capital Expenditures to Consolidated Statements of Cash Flow"

2022 Guidance Unchanged

Expected gold production in 2022 remains unchanged at approximately 3.2 to 3.4 million ounces with total cash costs per ounce expected to be between $725 and $775 and AISC per ounce expected to be between $1,000 and $1,050. Total capital expenditures for 2022 are still estimated to be approximately $1.4 billion. Guidance for 2022 includes production, costs and capital for the period commencing January 1, 2022 at the Detour Lake, Macassa and Fosterville mines.

The estimated 2022 depreciation and amortization expense provided on February 23, 2022 considered a preliminary fair value allocation to the Kirkland Lake Gold assets. The 2022 depreciation and amortization expense guidance remains unchanged at this time (between $1.37 to $1.47 billion for the full year 2022). The finalization of the Purchase Price Allocation will take place within the twelve months following the acquisition date and, as such, the depreciation estimate is subject to change.

Cost Inflation

Supply costs from the fourth quarter of 2021 are in line with costs in the first quarter of 2022 and early in the second quarter of 2022. Cost pressures were relatively minor in the first quarter of 2022, largely due to cost savings initiatives, long-term agreements with local suppliers, existing fuel hedges and the predominantly locally sourced labour force. Overall, the Company has not experienced any significant supply issues and is closely monitoring the supply chain for signs of stress or potential disruptions.

The inflationary cost environment continues to be dynamic given the changing political landscape and the impacts of COVID-19. The Company will continue to monitor and assess any impacts on forecasted costs in the coming months as inflation could have more of an effect during the remainder of the year.

Demonstrating strong ESG performance

In December 2021, as a result of an increase in COVID-19 cases at its Nunavut operations, the Company took precautionary steps to further protect the continued health of its Nunavut workforce and local residents in the communities in which it operates. In collaboration with the Nunavut public health authorities, the Company sent home the Nunavummiut from the Nunavut operations and exploration projects. As the COVID-19 situation improved and after consultation with the Nunavut Government and other local stakeholders, the Company began the reintegration of its Nunavummiut workforce in mid-March. The reintegration was completed in early April 2022.

During the first quarter of 2022, COVID-19 continued to be a challenge at the Company's operations, but production levels and costs in the first quarter of 2022 were generally in line with forecasts. Risks now appear to be more manageable and the situation improved through the quarter. Rigorous protocols and hygiene measures remain in place in order to keep the Company's employees and communities safe while the mines continue to operate. This remains an evolving situation and the Company is monitoring activities at its operations and reassesses its response on an ongoing basis.

Agnico Eagle continues to be recognized for its ESG practices in the first quarter of 2022. During the quarter, the Detour Lake mine was awarded the Leading Practice Award by the International Network for Acid Prevention in recognition of its research and progressive rehabilitation program. This award recognizes leading acid mine drainage mitigation and prevention practice at a specific operating site.

The Company expects to publish its 2021 sustainability report in the second quarter of 2022, which will include information with respect to the legacy Kirkland Lake Gold operations. Following the Merger, Agnico Eagle continues to have one of the lowest greenhouse gas intensities among gold miners globally. The Company has committed to a net zero target for 2050 and pathways to achieve net zero, including specific reduction targets and other key climate-related targets, continue to be evaluated. An update on the Company's climate strategy is expected to be provided later in 2022.

First Quarter 2022 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Friday, April 29, 2022 at 8:30 AM (E.D.T.) to discuss the Company's first quarter of 2022 financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-764-8630 or toll-free 1-888-390-0608. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-764-8677 or toll-free 1-888-390-0541, access code 747635#. The conference call replay will expire on May 29, 2022.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Annual Meeting

The Company will host its Annual and Special Meeting of Shareholders (the "AGM") on Friday, April 29, 2022 at 11:00 am (E.D.T). During the AGM, management will provide an overview of the Company's activities.

Hybrid Format

The AGM will be held in person at the Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 and online at: https://meetnow.global/MX6S7HV.

The Company is conducting a hybrid meeting that will allow registered shareholders and duly appointed proxyholders to participate both online and in person. The Company is providing the virtual format in order to provide shareholders with an equal opportunity to attend and participate at the AGM, regardless of the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.

For details explaining how to attend, communicate and vote virtually at the AGM please see the Company's Management Information Circular dated March 21, 2022, filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders who have questions about voting their shares or attending the AGM may contact Investor Relations by telephone at 1-416-947-1212, by toll-free telephone at 1-888-822-6714 or by email at info@agnicoeagle.com.

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec's largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LaRonde Zone 5 ("LZ5") mines), the Goldex mine and a 50% interest in the Canadian Malartic mine. These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Complex – Higher Grades at the East Mine and Lower Operating Costs Drive Strong Operational Performance; Underground Exploration Drifts Advancing as Planned and Drilling is Now Underway

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988. The LZ5 property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit mining. The LZ5 mine achieved commercial production in June 2018.

LaRonde Complex – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2022	March 31, 2021
Tonnes of ore milled (thousands of tonnes)	735	764
Tonnes of ore milled per day	8,167	8,489
Gold grade (g/t)	4.72	4.02
Gold production (ounces)	105,037	93,078
Production costs per tonne (C$)	$108	$108
Minesite costs per tonne[9] (C$)	$121	$108
Production costs per ounce of gold produced ($ per ounce)	$596	$688
Total cash costs per ounce of gold produced ($ per ounce)	$560	$541

9 Minesite costs per tonne is a non-GAAP measure that does not have a standardized meaning under the financial reporting framework used to prepare the Company's financial statements. For a reconciliation to production costs see "Reconciliation of Non-GAAP Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

Gold production in the first quarter of 2022 increased when compared to the prior-year period primarily due to higher gold grades, partially offset by lower mill throughput. In the first quarter of 2022, the LaRonde Complex benefited from the mining of high grade stopes in the East mine, originally scheduled in the fourth quarter of 2021, as well as a higher than anticipated grade in these stopes. The lower mill throughput resulted from lower mine productivity due to lower than planned workforce availability related to COVID-19.

Production costs per tonne in the first quarter of 2022 were the same when compared to the prior-year period primarily as a result of the timing of unsold concentrate inventory, being offset by lower throughput levels and higher unit costs for fuel, materials and reagents. Production costs per ounce in the first quarter of 2022 decreased when compared to the prior-year period primarily as a result of higher gold production.

Minesite costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to lower throughput levels and higher unit costs for fuel, materials and reagents. Total cash costs per ounce in the first quarter of 2022 increased when compared to the prior-year period primarily due to higher minesite cost per tonne, partially offset by higher gold production.

Operational Highlights

•	Production in the first quarter of 2022 was better than expected, despite challenges with COVID-19, due to higher grades as described above. The strong operational performance in the first quarter of 2022 puts the LaRonde Complex in a good position to deliver on 2022 guidance

•	Development activities during the quarter were also affected due to lower than planned workforce availability due to COVID-19. As a result of slower than expected development and a change in mining sequence, production in the second half of 2022 is expected to be slightly weaker than the first half of 2022

•	In the first quarter of 2022, the main drivers of lower total cash costs per ounce than forecast were higher gold production and lower operating costs resulting from increased amounts of development work being classified as capital expenditures, offset by higher fuel and material costs. Total cash costs per ounce were also positively affected by currency and inventory adjustments

•	In the first quarter of 2022, approximately 23% of the gold produced was sourced from the West mine area in line with expectations (20-25%), while the mining rate at the LZ5 mine averaged approximately 3,134 tpd, slightly below the target production rate of 3,200 tpd

•	During the second quarter of 2022, a planned mill shutdown (approximately 4 days) is expected to take place in late April and early May

•	The LaRonde Complex has been successful at incrementally implementing automation for its production activities. During the first quarter of 2022, at the LaRonde mine, 31% of the production mucking was done in automated mode with operators based on surface, which was in line with the 2022 target of 30%. At the LZ5 mine, 21% of the production mucking was done in automated mode with operators based on surface during the first quarter of 2022, compared to the 2022 objective of 23%

Project Highlights

•	At Zone LR11-3 (which is at the past producing Bousquet 2 mine), development of the haulage drift on level 146 and 149 began and the ramp between level 146 and 143 was completed. Gold production from LR11-3 development ore is expected to begin in late 2022 and full production is expected to start in the first half of 2023

•	The construction of the drystack tailings facilities is progressing on schedule. The filter press installation is almost complete and electrical and instrumentation work began in late March. The drystack tailings facility is expected to be operational by the end of 2022

Canadian Malartic – Operational Performance In Line With Expectations; Underground Development and Surface Construction Activities at Odyssey Remain on Schedule and on Budget

In June 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") acquired Osisko Mining Corporation (now Canadian Malartic Corporation) and created the Canadian Malartic GP (the "Partnership"). The Partnership owns the Canadian Malartic mine in northwestern Quebec and operates it through a joint management committee. Each of Agnico Eagle and Yamana has a direct and indirect 50% ownership interest in the Partnership. All volume data in this section reflect the Company's 50% interest in the Canadian Malartic mine, except as otherwise indicated. The Odyssey underground project was approved for construction in February 2021.

Canadian Malartic Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2022	March 31, 2021
Tonnes of ore milled (thousands of tonnes) (100%)	4,824	5,262
Tonnes of ore milled per day (100%)	53,600	58,467
Gold grade (g/t)	1.14	1.18
Gold production (ounces)	80,509	89,550
Production costs per tonne (C$)	$30	$27
Minesite costs per tonne (C$)	$34	$28
Production costs per ounce of gold produced ($ per ounce)	$707	$619
Total cash costs per ounce of gold produced ($ per ounce)	$792	$617

Gold production in the first quarter of 2022 decreased when compared to the prior-year period primarily due to lower mill throughput and slightly lower gold grades, partially offset by higher metallurgical recovery. As planned, starting in February 2022, the mill throughput levels were reduced to 51,500 tpd (on a 100% basis) in an effort to optimize the production profile during the transition to the underground Odyssey project. The mill throughput is forecast to return to full capacity of approximately 60,000 tpd (on a 100% basis) in the second half of 2024.

Production costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from lower throughput levels and higher fuel costs, a lower deferred stripping adjustment and the timing of inventory. Production costs per ounce in the first quarter of 2022 increased when compared to the prior-year period primarily due to higher production costs per tonne, the strengthening of the Canadian dollar against the U.S. dollar and lower gold grades.

Minesite costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from lower throughput levels and higher fuel costs, and a lower deferred stripping adjustment. Total cash costs per ounce in the first quarter of 2022 increased when compared to the prior-year period primarily due to higher production costs per tonne, the strengthening of the Canadian dollar against the U.S. dollar and lower gold grades.

Operational Highlights

•	During the first quarter of 2022, production was generally in line with forecast despite the challenging conditions in January and February (lower than planned workforce availability due to COVID-19 and extreme cold temperatures) and slightly lower grade than expected

•	In February 2022, the Partnership adjusted the milling rate to 51,500 tpd to optimize the processing plan to improve the production profile during the transition to the Odyssey underground project. This optimization is expected to enhance the financial performance and cash flow in the near-term

Project Highlights

Odyssey Project:

•	The Odyssey project remains on schedule and budget. Inflationary cost pressures remain manageable at this time. From a labour perspective, the Company is successfully building a highly skilled team and the Odyssey project is considered an employer of choice in the Abitibi

•	Underground development in the first quarter of 2022 was generally in line with forecast, with 375 metres of ramp completed and 1,079 metres of lateral development achieved. Development rates are expected to continue increasing over the remainder of the year

•	The headframe and hoistroom construction continued in the first quarter of 2022 and the structural steel installation began in early January. Shaft sinking is expected to begin in the fourth quarter of 2022, and the first underground production is expected to commence in the first half of 2023

•	Surface construction activities continue to progress with the maintenance garage and warehouse expected to be completed in the second quarter of 2022. Construction of the paste plant is ongoing and is expected to be ready for production in 2023

•	During the first quarter of 2022, the Partnership repurchased the 2% NSR royalty on the Rand Malartic property for $7 million

•	Fifteen drills are active on the property, with three underground drills carrying out infill drilling on the Odyssey South deposit and 12 surface drills focused on infilling and expanding the East Gouldie mineralization

Other Opportunities

•	In 2021, the Camflo property, which lies to the north, was added to the Partnership's land holdings. The Camflo property covers the past producing Camflo mine which had historical production of approximately 1.6 million ounces of gold. An initial evaluation of the Camflo property has identified porphyry hosted gold mineralization that could potentially be mined via an open pit. Additional studies are underway to fully evaluate this mineralization and additional potential in adjacent rock types

Goldex – Mill Throughput Positively Affected by Strong Performance from the Rail-Veyor and the South Zone

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013. Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2022	March 31, 2021
Tonnes of ore milled (thousands of tonnes)	743	727
Tonnes of ore milled per day	8,256	8,078
Gold grade (g/t)	1.63	1.64
Gold production (ounces)	34,445	34,650
Production costs per tonne (C$)	$45	$39
Minesite costs per tonne (C$)	$46	$39
Production costs per ounce of gold produced ($ per ounce)	$761	$650
Total cash costs per ounce of gold produced ($ per ounce)	$777	$623

Gold production in the first quarter of 2022 decreased slightly when compared to the prior-year period primarily due to lower metallurgical recoveries and slightly lower gold grades being offset by higher throughput levels. In the first quarter of 2022, the Goldex mine continued to deliver a solid performance in line with the production plan and past performance despite lower than planned workforce availability related to COVID-19.

Production costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to higher mine development and production costs resulting from higher labour and ground support costs, higher mill costs resulting from higher unit costs for reagents and grinding media and the timing of unsold inventory. Production costs per ounce in the first quarter of 2022 increased when compared to the prior-year period primarily due to higher production costs per tonne.

Minesite costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to higher mine development and production costs resulting from higher labour and ground support costs and higher mill costs resulting from higher unit costs for reagents and grinding media. Total cash costs per ounce in the first quarter of 2022 increased when compared to the prior-year period due to the factors causing higher minesite costs per tonne.

Operational Highlights

•	During the first quarter of 2022, gold production was in line with forecast despite challenges with lower than planned workforce availability related to COVID-19. This was driven by higher throughput levels from higher tonnage from the South Zone and M&E zones and strong performance by the Rail-Veyor system in March

•	In March 2022, the Rail-Veyor system set a record at an average of 7,592 tpd (above its design capacity of 7,000 tpd) and had the best single day performance ever at 10,752 tonnes

•	Ore production from the South Zone was 960 tpd in the first quarter of 2022 and reached a record 1,689 tpd in March

•	Mining at South Zone sector #2B started ahead of schedule and good exploration results were reported from between levels 094 and 098 (7.2 g/t gold over 3.0 metres at 933 metres depth and 10.0 g/t gold over 3.0 metres at 956 metres depth in hole GD90-182 and 21.2 g/t gold over 3.0 metres at 955 metres depth in hole GD90-180)

•	South Zone Sector #3 also yielded strong conversion and delineation drill results, including 10.2 g/t gold over 5.3 metres at 1,288 metres depth in hole GD-128-050 and 19.4 g/t gold over 5.7 metres at 1,264 metres depth in hole GD128-048

ABITIBI REGION, ONTARIO

Agnico Eagle acquired the Detour Lake and Macassa mines on February 8, 2022 as a result of the Merger with Kirkland Lake Gold. With the inclusion of these two assets in its portfolio, the Company is now Ontario's largest gold producer. Furthermore, the proximity of these mines to the Company's operations located in the Abitibi region of Quebec provides operating synergies and allows for the sharing of technical expertise.

Detour Lake – Strong Gold Production and Low Cash Costs Driven by Higher Gold Grades; Mill Optimization Projects Progressing as Planned

The Detour Lake operation is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost Abitibi Greenstone Belt.

In 1987, Placer Dome Inc. began underground gold production at the Detour Lake property and during the initial 12 years of mining (from 1987 to 1999) production was approximately 1.7 million ounces of gold from approximately 14.3 million tonnes grading 3.82 g/t gold. In 2013, Detour Gold Corporation restarted gold production via open pit mining. The Detour Lake mine is the largest gold producing mine in Canada with the largest gold reserves and substantial growth potential. It has an estimated mine life of approximately 21 years.

Detour Lake – Operating Statistics*

Three Months Ended
March 31, 2022
Tonnes of ore milled (thousands of tonnes)	3,270
Tonnes of ore milled per day	62,885
Gold grade (g/t)	1.03
Gold production (ounces)	100,443
Production costs per tonne (C$)	$46
Minesite costs per tonne (C$)	$24
Production costs per ounce of gold produced ($ per ounce)	$1,194
Total cash costs per ounce of gold produced ($ per ounce)	$600

*In the first quarter of 2022, the operating statistics are reported for the period from February 8, 2022 to March 31, 2022.

For the period from February 8, 2022 to March 31, 2022, gold production at the Detour Lake mine was 100,443 ounces, with production costs per tonne of C$46, production costs per ounce of $1,194, minesite costs per tonne of C$24 and total cash costs per ounce of $600.

The difference between production costs per tonne and minesite costs per tonne and the difference between production costs per ounce and total cash costs per ounce are primarily due to the inventory re-valuation at the forecasted gold price in the period the inventory was expected to be sold done as part of the Purchase Price Allocation following the completion of the Merger.

Operational Highlights

•	For the complete first quarter of 2022, gold production at Detour Lake was 181,834 ounces

•	On April 13, 2022, the Detour Lake mine poured its five millionth ounce of gold since commercial production began at the site in 2013 while owned by Detour Gold Corporation

•	In the first quarter of 2022, the Detour Lake mine was awarded the International Network for Acid Prevention Leading Practice Award in recognition of their research and progressive rehabilitation program

•	In the first quarter of 2022, the Detour Lake mine received the Overall Benefit Permit for woodland caribou and the Forestry Resource License for the Sunday Creek Project. With the permit, the Company will be able to proceed with the construction of access roads to support the construction of two waterlines and infrastructure to carry water at a maximum of 65,000 cubic metres per day seasonally from the Mine Water Pond to Sunday Creek. The discharge of surplus run off and non-process affected water will reduce the need for additional water storage capacity on site. The Environmental Compliance Approval, which will allow the construction of the waterlines and infrastructure to commence, is under review by the Ministry of Environment, Conservation and Parks. This project is expected to be completed in the first half of 2023

•	In the fourth quarter of 2021 and the first quarter of 2022, the Detour Lake mine benefited from a combination of a higher grade mining sequence from Phase 2 and a positive reconciliation observed when mining around historical underground workings

•	The open pit mine delivered solid performance in the first quarter of 2022, with the tonnage moved in line with expectations. Adjustments to the mining sequence resulted in a higher strip ratio than forecast for the quarter

•	Tonnage milled was slightly under forecast primarily due to lower mill availability associated with the timing of the planned mill liner replacement

•	In the first quarter of 2022, despite cost pressures related to higher fuel and higher electricity prices, the Detour Lake mine achieved lower total cash costs per ounce than guided primarily due to higher gold grade. With the optimization efforts ongoing and the strong first quarter of 2022, the Company believes that the Detour Lake mine is in a good position to deliver on 2022 production and cost guidance

Project Highlights

•	In 2021, a record 24.1 million tonnes were milled at the Detour Lake mine. The Company has undertaken several projects to progressively increase the mill throughput to 28 million tonnes by 2025. Key project updates are provided below:

◦	Pre-screening before the secondary crusher is expected to help debottleneck the grinding circuit and contribute approximately 2 million tonnes per year to the mill throughput. The project is approximately 43% complete and is expected to be fully competed in the fourth quarter of 2022

◦	The construction of four additional carbon-in-pulp (CIP) leach tanks are expected to increase the leach retention time and capacity by approximately 20% and improve gold recovery. Engineering is expected to be completed in 2022; foundation work is planned to be completed in 2023 with the tank installation planned for 2024

◦	An upgrade to the gravity circuit is planned which is expected to increase free gold recovery from 25% to approximately 40%. Construction is expected to begin in the second quarter of 2022 with commissioning expected to be completed in the fourth quarter of 2022

◦	The mine is building a new automated laboratory to analyze samples from delineation and production drilling. The laboratory will have the capacity to process up to 900 gold and 1,200 multi-element samples per day. At the end of the first quarter of 2022, the project was approximately 67% complete. The assay laboratory is expected to be commissioned in the fourth quarter of 2022

◦	An upgrade of the 230kV main substation is planned to improve the power quality at the mine. In addition, the upgrade will improve the site readiness for future power expansion for projects such as the trolley assist mine haulage system. The upgrade is expected to be completed in late 2023

•	A technical evaluation is progressing with the goal of converting a portion of 2021 measured and indicated mineral resources into mineral reserves, update the life of mine plan and incorporate the mill optimization projects designed to increase the mill throughput to 28 million tonnes per year by 2025. Highlights from the evaluation will be provided in the Company' second quarter 2022 news release in July

•	An evaluation is also being planned to assess the potential for an underground operation and the expansion of production to 32 million tonnes per year

Exploration

In regional exploration at Detour Lake during the first quarter, the drilling priority remained the completion of infill drilling in the Saddle and West Detour portions of the deposit to update mineral resources and mineral reserves at mid-year 2022. Drilling also continued to test the underground potential as drilling in the westerly plunge of the deposit is returning wide intervals including a higher grade portion that supports the potential to continue growing the "out-pit" mineralization. Drilling will further investigate the westerly plunge of the deposit in the upcoming quarters to continue to assess the underground potential.

This year's budget also incorporates a plan to investigate the Sunday Lake deformation zone along strike to the west and to the east of the mine, as well as the lower Detour area that includes the 58 North deposit.

Recent highlight holes from the deep westerly plunge of the deposit in the West Pit area include: hole DLM-22-404W, intersecting 38.2 g/t gold over 3.0 metres at 616 metres depth and 3.5 g/t gold over 45.1 metres at 822 metres depth approximately 500 metres west of previously defined mineralized intersections at depth in the West Detour Pit area; and hole DLM-22-422W, intersecting 13.1 g/t gold over 8.7 metres at 688 metres depth, including 28.6 g/t gold over 3.5 metres at 690 metres depth and 2.8 g/t gold over 14.0 metres at 714 metres depth approximately 250 metres west of previously defined mineralized intersections at depth in the West Detour Pit area.

Macassa – Higher than Planned Development Rates and Stope Availability Drive Underground Performance; #4 Shaft Project and Ventilation Upgrade on Schedule for Commissioning in Late 2022

The Macassa Mine, located in northeastern Ontario, began production in 1933. Operations have been continuous except for a brief period, when they were suspended in 1999 due to the depressed gold price. Underground mining restarted in 2002 and over the last 10 years production has been predominately from two production areas: the South Mine Complex (SMC) and the Main Break (MB).

Macassa Mine – Operating Statistics*

Three Months Ended
March 31, 2022
Tonnes of ore milled (thousands of tonnes)	47
Tonnes of ore milled per day	902
Gold grade (g/t)	16.64
Gold production (ounces)	24,488
Production costs per tonne (C$)	$871
Minesite costs per tonne (C$)	$523
Production costs per ounce of gold produced ($ per ounce)	$1,320
Total cash costs per ounce of gold produced ($ per ounce)	$787

*In the first quarter of 2022, the operating statistics are reported for the period from February 8, 2022 to March 31, 2022.

For the period from February 8, 2022 to March 31, 2022, gold production at Macassa mine was 24,488 ounces, with production costs per tonne of C$871, production costs per ounce of $1,320, minesite costs per tonne of C$523 and total cash costs per ounce of $787.

The difference between production costs per tonne and minesite costs per tonne and the difference between production costs per ounce and total cash costs per ounce are primarily due to the inventory re-valuation at the forecasted gold price in the period the inventory was expected to be sold done as part of the Purchase Price Allocation following the completion of the Merger.

Operational Highlights

•	For the complete first quarter of 2022, gold production at Macassa was 43,943 ounces, in line with forecast. The higher than forecast mined and milled tonnage was offset by lower mined grades than anticipated

•	Increased underground operational efficiencies due to better than expected development rates (47% ahead of forecast) and stope availability drove the higher than forecast ore tonnage mined

•	The lower than anticipated gold grade was primarily due to variability in the high-grade nature of the mineralization. This variability in grade can result in significant variations in gold production quarter over quarter

Project Highlights

•	In the first quarter of 2022, the planned work on the #4 Shaft project remained on schedule. On level 6300, the focus was on developing the new conveyor drift and loading pocket. The development work to connect the new shaft infrastructure to the existing mining areas advanced as planned. Completion of the #4 Shaft project is expected in late 2022

•	The upgrade of the ventilation system progressed as planned. This upgrade is expected to increase ventilation capacity from approximately 300,000 cubic feet per minute to 750,000 cubic feet per minute to support the increase in underground production in 2023 and 2024. At the end of the first quarter of 2022, three of the four ventilation raises are completed and the fourth ventilation raise is expected to break through to surface in the second quarter of 2022

•	The underground excavation of the chamber for the main exhaust fans began in the first quarter of 2022. The two 3,000 HP fans have been purchased and delivery is expected in the second quarter of 2022. The fans are expected to be installed in the third quarter of 2022 and commissioned in the fourth quarter of 2022

•	Construction to facilitate the increase in the power supply at Macassa from 22 megawatts to 67 megawatts is expected to commence in the third quarter of 2022 and the upgrade is expected to be completed in late 2023

Exploration Highlights

•	In the first quarter of 2022, approximately 29,000 metres of exploration and definition drilling was carried out. The main focus was on testing the Main Break, the South Mine Complex eastern extension and west of the Amikougami fault. Highlights include 20.5 g/t gold over 0.8 metres at 2,210 metres depth at the Main Break and 14.2 g/t gold over 1.4 metres at 1,651 metres depth at the South Mine Complex eastern extension

Kirkland Lake Regional Update

AK Deposit

In the first quarter of 2022, the previously identified opportunity to mine the AK deposit from Macassa infrastructure progressed, with 225 metres of a planned 984 metre exploration decline from the existing Near Surface Ramp completed to date. The decline is associated with an exploration campaign planned to be completed in 2022 to better delineate the deposit and understand how the AK mineral resources could complement the feed at the Macassa mill, potentially starting in 2024.

Infill drilling of the AK deposit from surface was initiated in the first quarter of 2021 [NTD: Confirm date], targeting one of the higher grade mineral resource areas where historical hole KLAKC15-87 intercepted 8.8 g/t gold over 14.0 metres (core length) at a depth of 104 metres. In the first quarter of 2022, two drill rigs completed nine holes (2,556 metres). Assays results are expected in the second quarter of 2022.

Upper Beaver – Exploration

In the first quarter of 2022 at Upper Beaver, 18 drill holes were completed totalling 8,100 metres. Work focused on filling the gap in the Footwall Zone between 600 and 1,000 metres depth, and converting inferred mineral resources in the Porphyry and Footwall zones below 1,400 metres depth.

The latest holes continued to return good gold and copper grades over significant widths. Among the holes drilled below 1,400 metres depth, highlight hole KLUB21-328W7 intersected 11.4 g/t gold and 0.38% copper over 4.6 metres at 1,499 metres depth in the Porphyry zone and 13.1 g/t gold and 0.58% copper over 4.3 metres at 1,536 metres depth in the Footwall zone, including 35.7 g/t gold and 1.27% copper over 1.3 metres at 1,534 metres depth; and hole KLUB21-328W13 intersected 3.5 g/t gold and 0.27% copper over 21.6 metres at 1,556 metres depth in the Porphyry zone and 7.4 g/t gold and 0.40% copper over 14.2 metres at 1,582 metres depth in the Footwall zone.

Exploration drilling is also underway to investigate for new mineralized zones at depth along strike laterally. Recent drilling appears to have encountered a new zone of mineralization 500 metres southeast of the main mineralized zone (assays pending).

The Company continues to review project development scenarios for Upper Beaver.

NUNAVUT

Agnico Eagle considers Nunavut a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit), together with the Hope Bay project and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flows over several decades.

In December 2021, as a result of the increase in COVID-19 cases at its Nunavut operations, the Company took the precautionary step to send home the Nunavut based workforce and reduce site activities. All site activities ramped back to normal operating levels from mid-January into February 2022. The return of the Nunavut based workforce started on March 14, 2022, after consultation with the Nunavut Government and other local stakeholders. The reintegration was completed in early April 2022.

Meliadine Mine – Millionth Gold Ounce Poured; Full Year Guidance Unchanged Despite COVID-19 Challenges

Located near Rankin Inlet in the Kivalliq District of Nunavut, Canada, the Meliadine project was acquired in July 2010. The Company owns 100% of the 98,222-hectare property. In February 2017, the Company's Board of Directors approved the construction of the Meliadine project and commercial production was declared on May 14, 2019.

Meliadine Mine – Operating Statistics*

	Three Months Ended	Three Months Ended
All metrics exclude pre-commercial production tonnes and ounces	March 31, 2022	March 31, 2021
Tonnes of ore milled (thousands of tonnes)	432	338
Tonnes of ore milled per day**	4,800	4,612
Gold grade (g/t)	6.03	7.47
Gold production (ounces)	80,704	88,003
Production costs per tonne (C$)	$230	$226
Minesite costs per tonne (C$)	$241	$219
Production costs per ounce of gold produced ($ per ounce)	$975	$679
Total cash costs per ounce of gold produced ($ per ounce)	$1,002	$628

*In the first quarter of 2021, the Tiriganiaq open pit had 8,123 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 73 days in the first quarter of 2021

Gold production in the first quarter of 2022 decreased when compared to the prior-year period primarily due to lower gold grades resulting from an increase in tonnage sourced from the open pit and lower grade stockpiles, partially offset by higher throughput levels resulting from the planned expansion of the mill to 4,800 tpd. The COVID-19 pandemic affected the underground mine activities particularly in December 2021 and January 2022. To compensate for the shortfall in mine production in the first quarter of 2022, low-grade stockpile ore was used to feed the mill.

Production costs per tonne in the first quarter of 2022 increased when compared to the prior-year period due to inventory adjustments resulting from the consumption of the low-grade stockpile and the contribution of open pit production costs, partially offset by higher throughput levels, lower mining costs as a result of lower underground activities related to lower workforce availability due to COVID-19 and the timing of unsold inventory. Production costs per ounce in the first quarter of 2022 increased when compared to the prior-year period due to lower gold grades and lower production costs per tonne, partially offset by the timing of unsold inventory.

Minesite costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to inventory adjustments resulting from the consumption of the low-grade stockpile and the contribution of open pit production costs, partially offset by higher throughput levels and lower mining costs as a result of lower underground activities related to the COVID-19 pandemic. Total cash costs per ounce in the first quarter of 2022 increased when compared to the prior-year period due to lower gold grades and higher minesite costs per tonne.

Operational Highlights

•	On March 9, 2022, the Meliadine mine poured its millionth ounce of gold. Since the start of the operation in 2019, the Meliadine mine quickly became a key cornerstone asset for the Company, with yearly production ranging from 360,000 to 390,000 ounces of gold and generating strong operating margins

•	In the first quarter of 2022, the COVID-19 pandemic resulted in lower than planned workforce levels which primarily affected the underground mine. Both underground development and ore production were lower than forecast. The processing plant operated as per planned during the quarter, achieving a run rate of approximately 4,800 tpd

•	On April 11, 2022, the Government of Nunavut announced the end of the Public Health Emergency and the Company expects impacts from COVID-19 to reduce considerably going forward. Production is expected to return to more normal levels for the remainder of the year. With an expected increase in the grade profile, the Company believes the mine is well positioned to deliver higher gold production and declining costs quarter over quarter in 2022

•	The permit for the construction of the discharge waterline was received on January 31, 2022. The construction of the waterline is expected to start later in 2022 and to be completed in time to start discharging in 2024. Once built, the discharge waterline will be used on a seasonal basis to discharge saline water to the sea

•	With lower than predicted inflows of saline water underground and the completion of the surface saline water storage facilities in 2021, the mine is expected to have sufficient capacity to manage saline water levels at site until completion of the discharge waterline. As a result, the Company has decided to suspend the trucking of saline water for discharge to sea in 2022, which will reduce costs and the environmental impact associated to trucking

Projects

•	The Phase 2 mill expansion is expected to be completed in mid-2024 when the processing rate is forecast to increase to 6,000 tpd. Engineering work and procurement activities are progressing as per plan. The main contracts for construction of the CIL, filter-press and power plant buildings and the CIL process tank were awarded in the second quarter of 2022

Exploration

•	In the first quarter of 2022, the Tiriganiaq exploration drift was advanced by approximately 109 metres and the development of the second drilling bay was completed. Initial drilling from the first drill bay is underway and assay results are expected in the second quarter of 2022

•	In the first quarter of 2022, infill and exploration drilling at the Tiriganiaq and Pump deposits returned significant results. Highlight intercepts from Tiriganiaq include: Hole M21-3251 in lode 1257 intersecting 6.8 g/t gold over 6.1 metres at 81 metres depth and 33.2 g/t gold over 2.7 metres at 117 metres depth, demonstrating potential for near surface mineral resources addition close to infrastructure; and hole M21-3300 in lode 1000 intersecting 15.7 g/t gold over 6.6 metres at 508 metres depth in a new ore shoot discovered during the fourth quarter of 2021 that remains open at depth

Meadowbank Complex – Record Daily Mill Throughput in March 2022; Operations Well Positioned to Ramp Up Production Through 2022

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada. The Complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine. The Meadowbank mine achieved commercial production in March 2010, and mining activities at the site were completed by the fourth quarter of 2019.

The Amaruq mining operation uses the infrastructure at the Meadowbank minesite. Additional infrastructure has also been built at the Amaruq site. Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing. The Amaruq satellite deposit achieved commercial production on September 30, 2019.

Meadowbank Complex – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2022	March 31, 2021
Tonnes of ore milled (thousands of tonnes)	892	924
Tonnes of ore milled per day	9,911	10,267
Gold grade (g/t)	2.26	2.94
Gold production (ounces)	59,765	79,965
Production costs per tonne (C$)	$137	$122
Minesite costs per tonne (C$)	$156	$130
Production costs per ounce of gold produced ($ per ounce)	$1,618	$1,092
Total cash costs per ounce of gold produced ($ per ounce)	$1,811	$1,123

In the first quarter of 2022, gold production decreased when compared to the prior-year period primarily due to lower gold grades resulting from an increase in tonnage sourced from low grade stockpile and from a lower grade sequence in the open pit. In the first quarter of 2022, the Meadowbank Complex was affected by the COVID-19 pandemic and activities were reduced to essential services from December 22, 2021 to January 10, 2022. Subsequently, production activities were gradually ramped up to normal operating levels into early February 2022. Low grade stockpile was used to feed the mill as the open pit activities ramped up in January and to complement open pit production as the mill performed above forecast in March 2022.

Production costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to inventory adjustments resulting from the consumption of the low-grade stockpile and higher service costs to manage the COVID-19 pandemic, partially offset by the timing of unsold inventory. Production costs per ounce in the first quarter of 2022 increased when compared to the prior-year period due to lower gold grades and higher production costs per tonne, partially offset by the timing of unsold inventory.

Minesite costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to inventory adjustments resulting from the consumption of the low-grade stockpile and higher service costs to manage the COVID-19 pandemic, partially offset by higher capitalized costs. Total cash costs per ounce in the first quarter of 2022 increased when compared to the prior-year period primarily due to lower gold grades and higher production costs per tonne.

Operational Highlights

•	In the first quarter of 2022, the Meadowbank Complex successfully overcame significant challenges related to COVID-19. At the start of the year, site activities were reduced to essential services. The mining operation ramp-up began on January 10, 2022 and the mill restarted in mid-January 2022

•	In the first quarter of 2022, open pit production remained in line with forecast. Based on solid in-pit drilling performance, the broken muck inventory increased above two million tonnes before in preparation for the freshet season

•	In the first quarter of 2022, the mill operated above forecast. In March 2022, the Meadowbank Complex achieved a record monthly throughput (since the start-up of Amaruq) of approximately 377,000 tonnes milled, including an all-time daily record of 14,206 tpd

•	The High Pressure Grinding Rolls are expected to be commissioned in the second quarter of 2022. Combined with the optimization projects carried out at the mill, the Company expects to continue to maximize the mill throughput for the remainder of the year

•	This year's caribou migration started in March and, as at the end of the first quarter of 2021, it has had a minimal impact on the operation. The Company factors the migration into its production forecast. Wildlife management is an important priority and, given the unpredictability of the seasonal migration, the Company continues to work with government and local stakeholders to optimize solutions to safeguard wildlife and minimize production disruptions

•	With the open pit entering a higher grade mining sequence and the ore contribution from underground starting in the second half of 2022, gold production at the Meadowbank Complex is expected to increase consistently over the next three quarters of 2022

Underground Project Highlights

•	In the first quarter of 2022, the lower workforce availability related to COVID-19 resulted in delays in the underground development and the construction of the underground mine infrastructure

•	As of the end of the first quarter of 2022, the underground development was behind schedule with 810 metres completed compared to the budgeted development target metres of 1,050 metres. The Company has established an action plan to mitigate the impact of the delay and is focused on advancing priority aspects of the project to ready for production as scheduled later this year

•	The commissioning of several key infrastructure projects is ongoing, including the cemented rock fill plant and the emulsion plant. The development of the main ventilation raise and the construction of the main ventilation system were delayed but are still expected to be delivered in time to achieve the production plan

•	Despite these challenges, the underground project remains on budget and on schedule. The extraction of a test stope is planned for the second quarter of 2022 and commercial production is expected to be achieved in the second half of 2022

Hope Bay Project – Drilling Activities Continue to Ramp-Up with an Ongoing Focus on the Doris Deposit; Madrid Drilling to Commence in April 2022

Located in the Kitikmeot District of Nunavut, Canada, approximately 125 kilometres southwest of Cambridge Bay, the Hope Bay project was acquired in February 2021. The Company owns 100% of the 191,342-hectare property, which includes portions of the Hope Bay and Elu greenstone belts. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston) with mineral reserves and mineral resources and over 90 regional exploration targets. At the time the Hope Bay project was acquired, construction at the Doris deposit was complete and commercial production had been achieved in the second quarter of 2017.

On February 18, 2022, the Company announced that it decided to maintain the suspension of production activities at the Doris mine, in order to dedicate the infrastructure of the Hope Bay site to exploration activities. The Company ramped down the remaining operational activities at the Doris mine in an orderly fashion over the remainder of the quarter while ensuring the safety of employees and the sustainability of the infrastructure. In parallel, exploration activities were increased, focusing primarily on Doris (both surface and underground).

In 2022 and 2023, production activities will remain suspended and the primary focus will be on accelerating exploration and the evaluation of larger production scenarios. The Company remains confident in the long term potential of the Hope Bay property.

At the Hope Bay project in the first quarter of 2022, 15,600 metres were drilled in 59 drill holes which mostly tested the Doris deposit along strike and at depth.

The latest results at Doris show high grades over substantial widths in multiple areas, including the northern extension of BTD Extension, in the southern extension of Central (DCN) and at depth in BTD Connector where new, thick and high-grade intervals were reported. The results further demonstrate the potential for the Doris mineral resources to grow significantly and to support the development of additional underground exploration platforms to further confirm the size, shape and grade of these new high-grade mineralized zones.

Highlights from conversion drilling in the southern portion of the Central area include: 30.8 g/t gold over 3.3 metres at 209 metres depth in hole HBDCN22-50912; and 14.3 g/t gold over 5.9 metres at 231 metres depth in hole HBDCN22-50916.

Highlights from deep exploration drilling in the BTD Connector area include: 23.0 g/t gold over 5.0 metres at 502 metres depth in hole HB21-013; 9.4 g/t gold over 14.9 metres at 491 metres depth in hole HB22-018; and 11.7 g/t gold over 3.0 metres at 569 metres depth in hole HB21-011.

AUSTRALIA

Agnico Eagle acquired the Fosterville mine on February 8, 2022 as a result of the Merger with Kirkland Lake Gold. As the largest gold producer in the state of Victoria, Australia, the 100% owned Fosterville mine is a high-grade underground gold mine, located 20 kilometres from the city of Bendigo. The operation features low-cost gold production, as well as extensive in-mine and district scale exploration potential.

Fosterville – Strong Gold Production due to Higher Than Expected Grade; Exploration Drifts at Robins Hill and Lower Phoenix Advancing as Planned

Gold production at the Fosterville mine commenced in 1991 from shallow oxide open pits and heap-leaching operations and was suspended in 2001 subsequent to the depletion of oxide ore. In 2005, gold production restarted from an open pit, sulphide mining operation, with mining activities progressively transitioning to underground. Based on exploration success, in particular the discovery of the high grade Eagle and Swan mineralized zones, the Fosterville mine output increased rapidly year over year from 2016 to 2020. Exploration activities continue to expand its mineral reserves and mineral resources as the deposit remains open at depth in the Harrier, Lower Phoenix and Robbin's Hill areas.

Fosterville Mine – Operating Statistics*

Three Months Ended
March 31, 2022
Tonnes of ore milled (thousands of tonnes)	91
Tonnes of ore milled per day	1,758
Gold grade (g/t)	28.13
Gold production (ounces)	81,827
Production costs per tonne (A$)	$1,283
Minesite costs per tonne (A$)	$367
Production costs per ounce of gold produced ($ per ounce)	$1,075
Total cash costs per ounce of gold produced ($ per ounce)	$309

    *In the first quarter of 2022, the operating statistics are reported for the period from February 8, 2022 to March 31, 2022.

For the period from February 8, 2022 to March 31, 2022, gold production at the Fosterville mine was 81,827 ounces, with production costs per tonne of A$1,283, production costs per ounce of $1,075, minesite costs per tonne of A$367 and total cash costs per ounce of $309.

The difference between production costs per tonne and minesite costs per tonne and the difference between production costs per ounce and total cash costs per ounce are primarily due to the inventory re-valuation at the forecasted gold price in the period the inventory was expected to be sold done as part of the Purchase Price Allocation following the completion of the Merger.

Operational Highlights

•	For the complete first quarter of 2022, the Fosterville mine delivered solid operational performance with gold production of 126,707 ounces, which was above forecast. The lower than forecast mined and milled tonnage was offset by higher mined grade than anticipated

•	Mine production was affected by lower workforce availability related to COVID-19, a reduction in the availability of paste backfill in January and February and primary ventilation operating restrictions related to low frequency noise constraints

•	The higher than anticipated gold grade resulted from a combination of grade over-performance from the stopes mined in the Swan Zone during February and March and slight adjustments to the mining sequence

•	Based on the mining sequence, Fosterville is expected to have lower gold production in the next two quarters and the fourth quarter is expected to be the strongest quarter of the year based on the expected timing of mining ultra-high grade stopes. Based on solid performance in the first quarter of 2022 and expected strong production in the fourth quarter of 2022, the Company believes the mine is well positioned to deliver on guidance for this year

•	The Fosterville mine has commenced an Environmental Effects Study that included the establishment of a stakeholder committee (which includes various Government regulatory bodies, indigenous peoples, City of Greater Bendigo representatives and local area landholders). A variety of risk impacts and mitigation strategies (air quality, water quality, noise abatement and other potential community impacts) will be addressed as part of the sustained operations project for the next 10 years

Project Highlights

•	The enclosure of the SAG mill building with attenuation paneling was completed in the first quarter of 2022. The objective of the project is to reduce noise by 10dB at the source and 2dB at receptors closer to neighbouring properties

•	The contract to raise bore four underground ventilation raises at Phoenix and Harrier has been awarded. Raise boring of the first ventilation raise is expected to begin in the third quarter of 2022. Completion of the full ventilation upgrade project is expected to be completed in the first half of 2024

Exploration

•	In the first quarter of 2022, the development of Robins Hill twin exploration drifts was behind forecast due to the requirement for the installation of additional ground support. The development of the exploration drift at the Lower Phoenix was in line with forecast. Each of the exploration drifts are expected to be completed early in the third quarter of 2022. Once completed, these exploration platforms will provide key access for exploration and infill drilling in the Cygnet, Lower Phoenix and Robbins Hill areas with the objective to replace mineral reserves and to add to mineral resources

•	Drilling in the Cygnet area continues to return high grade but narrow intercepts, with highlight holes returning 174 g/t gold over 2.2 metres at 1,221 metres depth and 54.4 g/t gold over 1.4 metres at 1,296 metres depth. Exploration drilling in the Robins Hill area also confirmed the extension of the mineralization down plunge, with highlight intercept yielding 5.1 g/t gold over 6.1 metres at 1,377 metres depth at approximately 300 metres down-plunge of the current mineral resource envelope

FINLAND

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe. The expansion of the Kittila mill to 2.0 million tonnes per year was completed in the fourth quarter of 2020. An underground shaft is under construction and is expected to be commissioned in late 2022 or early 2023. Exploration activities continue to expand the mineral reserves and mineral resources at the Kittila mine. Near mine exploration remains the main focus as the deposit remains open at depth and laterally.

Kittila – Lower Than Expected Mill Availability and Grades Impacted First Quarter Production; Mining Sequence Being Optimized to Improve Grades

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2022	March 31, 2021
Tonnes of ore milled (thousands of tonnes)	461	494
Tonnes of ore milled per day	5,122	5,489
Gold grade (g/t)	3.6	4.37
Gold production (ounces)	45,508	60,716
Production costs per tonne (EUR)	€95	€83
Minesite costs per tonne (EUR)	€90	€82
Production costs per ounce of gold produced ($ per ounce)	$1,087	$801
Total cash costs per ounce of gold produced ($ per ounce)	$1,039	$798

Gold production in the first quarter of 2022 decreased when compared to the prior-year period primarily due to lower gold grades, lower throughput and lower metallurgical recoveries. In the first quarter of 2022, the gold grades were lower than anticipated due to a delay in reaching the higher grade stopes in the Roura Zone due to poor ground conditions and as a result of higher dilution in the secondary stopes. Throughput levels were affected by a slower start-up of the mill following a planned 10-day shutdown of the autoclave for regular maintenance.

Production costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to higher maintenance costs related to the planned 10-day shutdown of the autoclave and higher mine and mill production costs resulting from higher unit costs for fuel, power, ground support and consumables, partially offset by inventory adjustments. Production costs per ounce in the first quarter of 2022 increased when compared to the prior-year period due to lower gold grades, higher production costs per tonne and the timing of unsold inventory, partially offset by the weakening of the Euro against the U.S. dollar.

Minesite costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to the reasons described above. Total cash costs per ounce in the first quarter of 2022 increased when compared to the prior-year period due to lower gold grades and higher production costs per tonne, partially offset by the weakening of the Euro against the U.S. dollar.

Operational Highlights

•	Gold production of 45,508 ounces in the first quarter of 2022 was below forecast due to lower grades, lower throughput and lower recoveries as described above. The Company expects production levels to normalize over the remainder of the year

•	Mill feed tonnes were slightly below forecast mainly due to lower than expected autoclave availability during the restart of the mill after the planned shutdown in February 2022. Availability returned to more normal levels in March and achieved an all-time record in monthly mill feed volume at 191,316 tonnes

•	The Company is focused on grade management for the remainder of 2022. Optimization of the mining sequence, including the prioritization of the development of the higher grade stopes at Roura, is expected to improve grades in the second quarter of 2022

•	During the first quarter of 2022, production drilling was 80% completed via tele-remote assisted drilling. This was the highest percentage of tele-remote production drilling achieved to-date and has allowed for an increase in metres drilled per day. The Company continues to evaluate future automation opportunities while collaborating with equipment manufacturers

Project Highlights

•	Despite challenges from COVID-19, shaft construction continues to progress as planned. Work on the 875-level shaft station will continue until the end of May and shaft sinking is expected to be completed in the third quarter of 2022. Commissioning of the production hoist remains on schedule for the fourth quarter of 2022

•	As part of the expansion project at the mine, the construction of a nitrogen removal plant is progressing as per schedule and is expected to be commissioned in the second half of 2022

Exploration

•	In the first quarter of 2022, deep exploration drilling confirmed the potential to extend gold mineralization at depth, with highlight hole RIE21-700E returning 6.3 g/t gold over 13.6 metres at 1,948 metres depth (previously released February 23, 2022) and 5.7 g/t gold over 3.7 metres at 1,973 metres depth in the Sizar Zone

MEXICO

Agnico Eagle's Mexican operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos – Production Affected by Higher Than Expected Underground Rehabilitation; Initial Production Commences at Reyna de Plata; Cubiro Development Ore Yields Higher Grades Than Anticipated

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2022	March 31, 2021
Tonnes of ore processed (thousands of tonnes)	384	493
Tonnes of ore processed per day	4,267	5,478
Gold grade (g/t)	2.14	1.91
Gold production (ounces)	25,170	29,175
Production costs per tonne	$85	$65
Minesite costs per tonne	$87	$69
Production costs per ounce of gold produced ($ per ounce)	$1,293	$1,097
Total cash costs per ounce of gold produced ($ per ounce)	$1,078	$838

Gold production in the first quarter of 2022 decreased when compared to the prior-year period primarily due to lower throughput levels resulting from lower open pit production following the depletion of the Sinter pit and the higher rehabilitation requirements at the Santo Niño and Cerro Colorado zones, partially offset by higher gold grades as production is solely originating from underground.

Production costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to lower throughput levels, higher mining costs resulting from higher ground support requirements, higher processing costs related to higher unit prices for reagents and grinding media and the timing of inventory, partially offset by lower open pit costs. Production costs per ounce in the first quarter of 2022 increased when compared to the prior-year period due to higher production costs per tonne and the timing of the inventory, partially offset by higher gold grades.

Minesite costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to reasons described above. Total cash costs per ounce in the first quarter of 2022 increased when compared to the prior-year period due to higher minesite costs per tonne and lower by-product revenues from lower silver volumes, partially offset by higher gold grades.

Operational Highlights

•	At Santo Niño and Cerro Colorado, significantly more rehabilitation work than expected and resulted in lower than planned advance in underground development and stope preparation. These delays affected overall underground production and resulted in low ore availability at the mill and lower than forecast gold production

•	At Sinter, the ventilation system was completed and commissioned in the first quarter of 2022. In the second quarter of 2022, the paste fill line is expected to be commissioned and Sinter underground is expected to reach its full production capacity

•	At Reyna de Plata, open pit pre-stripping activities at Pit 1 progressed as per plan and are approximately 25% complete. The lower section of Pit 2 provided initial ore production of approximately 47,000 tonnes

•	The increased production capacity at Sinter and the contribution of open pit ore from Reyna de Plata is expected to provide additional flexibility to the Pinos Altos production profile

•	At Creston Mascota, residual recovery from the heap leach pad continued throughout the first quarter of 2022 and resulted in a production of 1,006 ounces of gold at production costs per ounce of $611 and total cash costs of $407 per ounce. Irrigation of the heap leach pad and residual leaching will continue throughout the second quarter of 2022

Project Highlights

•	At the Cubiro deposit the main pumping system underground was completed and commissioned in the first quarter of 2022. Underground development advanced by 874 metres and included the excavation of approximately 8,000 tonnes of ore at a higher than expected gold grade of 4.37 g/t

•	Pre-production activities will continue through 2022 into 2023. Initial production is expected in the second half of 2023. Once production commences, Cubiro is expected to provide additional production flexibility to the Pinos Altos operations

La India – Solid Operating Performance and Optimization Initiatives Result in Cost Improvements; Pre-Stripping of El Realito Pit Ramping Up

The 100% owned La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company's Pinos Altos mine, achieved commercial production in February 2014.

La India Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2022	March 31, 2021
Tonnes of ore processed (thousands of tonnes)	1,563	1,642
Tonnes of ore processed per day	17,367	18,244
Gold grade (g/t)	0.57	0.43
Gold production (ounces)	21,702	17,033
Production costs per tonne	$11	$10
Minesite costs per tonne	$12	$10
Production costs per ounce of gold produced ($ per ounce)	$817	$948
Total cash costs per ounce of gold produced ($ per ounce)	$820	$936

Gold production in the first quarter of 2022 increased when compared to the prior-year period primarily due to higher gold grades and higher recovery as the heap leach still benefited from the delayed recovery of the ore stacked in the second quarter of 2021 and gradually irrigated through the second half of the year.

Production costs per tonne in the first quarter of 2022 were essentially the same when compared to the prior-year period. Production costs per ounce in the first quarter of 2022 decreased when compared to the prior-year period due to higher gold grades.

Minesite costs per tonne in the first quarter of 2022 increased when compared to the prior-year period primarily due to the higher cement and cyanide consumption related to the high clay content of the ore and higher open pit costs resulting from a higher stripping ratio at the Main Zone. The impact of the clay content on cyanide consumption was partially offset by the improved irrigation at the heap leach pad with the installation of drippers. Total cash costs per ounce in the first quarter of 2022 decreased when compared to the prior-year period due to higher gold grades and higher by-product revenues from higher silver volumes, partially offset by higher minesite costs per tonne.

Operational Highlights

•	In the first quarter of 2022, despite challenges related to COVID-19, the La India mine delivered a strong operational performance, with increased tonnage placed on the heap leach than forecast

•	The water storage facilities at the end of the first quarter of 2022 were at approximately 50% of their maximum capacities. With this water storage, the La India mine is expected to be able to operate until the start of the next rainy season which is expected in June 2022

•	The Main Zone pit is expected to be depleted in the third quarter of 2022. Ore production will then fully transition to the La India pit and the El Realito pit

Project Highlights

•	Pre-stripping of the El Realito pit is approximately 39% complete and the first gold production was started in the first quarter of 2022. Pre-stripping activities are in line with forecast and are expected to be completed in the third quarter of 2022

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne", "net debt", "adjusted net income", "adjusted net income per share", "realized prices", "sustaining capital expenditures", "development capital expenditures" and "operating margin" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, operational care and maintenance costs due to COVID-19, realized gains and losses on hedges of production costs and other adjustments, which include smelting, refining and marketing charges and then dividing by the number of ounces of gold produced excluding production prior to the achievement of commercial production. Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. As discussed above the Purchase Price Allocation was excluded from total cash costs and AISC. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses this measure to, and believes it is helpful to investors so they can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are from gold (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.

All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced (excluding production prior to the achievement of commercial production). These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. AISC per ounce seeks to reflect total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the AISC metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed (excluding the tonnage processed prior to the achievement of commercial production). As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes, and investors should note, that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.

Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the consolidated balance sheet for deferred financing costs and cash and cash equivalents. Management uses net debt to determine the overall debt position and to evaluate future debt capacity of the Company.

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period, including foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, environmental remediation, income and mining taxes adjustments as well as other non-recurring, unusual items (which includes changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures allow for the evaluation of the results of continuing operations and are useful in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company's continuing income generating capabilities. Management uses these measures to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that operating margin is a useful measure that represents the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. This measure is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); foreign currency translation (gain) loss; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Realized prices are calculated as revenue from mining operations by metal divided by the volume of metal sold. Management uses realized prices to, and believes is helpful to investors so they can, evaluate sales revenue in each reporting period.

Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production, from which the Company will derive economic benefits, this includes expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represents the spending at new projects and/or expenditure at existing operations that is undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices. This news release also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at April 28, 2022. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's future operations, including its employees and overall business; the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; statements relating to the expected outcomes of the Merger including synergies arising therefrom and their expected quantum and timing; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; statements about the Company's plans at the Hope Bay mine; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; statements regarding anticipated cost inflation and its effect on the Company's costs; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company's mine sites; statements regarding the sufficiency of the Company's cash resources; statements regarding future activity with respect to the Company's unsecured revolving bank credit facility; statements regarding the NCIB, future dividend amounts and payment dates; and statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2021 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2021 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; the ability to realize the anticipated benefits of the Merger or implementing the business plan for the combined company, including as a result of difficulty in integrating the businesses of the companies involved; the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the consummation of the Merger on relationships, including with regulatory bodies, employees, suppliers, customers, competitors, First Nations and other key stakeholders; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the ability to realize the anticipated benefits of the Merger or implementing the business plan for new Agnico Eagle, including as a result of a delay or difficulty in integrating the businesses of the companies involved; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde Complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

For United States reporting purposes, the SEC adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Daniel Paré, P.Eng., Vice-President, Quebec; relating to Nunavut and Finland operations has been approved by Dominique Girard, Eng., Executive Vice President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice President & Chief Operating Officer – Ontario, Australia & Mexico; relating to exploration, mineral reserves and mineral resources have been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice President, Exploration and Eric Kallio, P.Geo, Executive Vice President, Exploration Strategy & Growth, each of whom is a "Qualified Person" for the purposes of NI 43-101.

Assumptions used for the December 31, 2021 mineral reserves estimate at all mines and advanced projects held by Agnico Eagle on December 31, 2021

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican Peso per US$1.00	US$ per €1.00
Operations and projects	$1,250	$18	$3.00	$1.00	$1.30	MXP18.00	EUR1.15
Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable	Not applicable
Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Assumptions used for the December 31, 2021 mineral reserves estimate at all mines and advanced projects held by Kirkland Lake Gold on December 31, 2021

	Gold (US$/oz)	C$ per US$1.00	AUS$ per US$1.00
Mineral Reserves	$1,300	$1.31	$1.36

The above metal price assumptions are below the three-year historic gold price average (from January 1, 2019 to December 31, 2021) of approximately $1,654 per ounce.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the Company's material mineral projects as at March 31, 2021, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company's material mineral properties: 2005 LaRonde Mineral Resource & Mineral Reserve Estimate Agnico-Eagle Mines Ltd. LaRonde Division (March 23, 2005); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); the Detour Lake Operation Ontario, Canada NI 43-101 Technical report as at July 26, 2021 (October 15, 2021); and the Updated NI 43-101 Technical Report Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 (April 1, 2019).

APPENDIX – SELECTED EXPLORATION RESULTS AND DRILL COLLAR COORDINATES

Recent selected exploration drill results from Goldex, Detour Lake, Macassa, Amalgamated Kirkland, Upper Beaver, Meliadine, Hope Bay, Fosterville and Kittila

Mine or Project / Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Copper grade (%)
Goldex / South Zone	GD90-180	160.0	164.0	955	3.0	21.1	21.1	-
Goldex / South Zone	GD90-182	110.0	117.0	933	3.0	7.2	7.2	-
Goldex / South Zone	GD128-048	202.0	208.0	1,288	5.7	19.4	19.4	-

Mine or Project / Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Copper grade (%)
Goldex / South Zone	GD128-050	85.0	92.0	1,288	5.3	10.2	10.2	-
Detour Lake / West Pit	DLM21-328+	555.5	572.9	451	16.0	30.9	30.9	-
Detour Lake / West Pit	DLM22-404W	729.0	732.3	616	3.0	38.2	38.2	-
	and	978.0	1027.0	822	45.1	3.5	3.5	-
Detour Lake / West Pit	DLM22-422W	852.0	862.0	688	8.7	13.1	13.1	-
	including	858.0	862.0	690	3.5	28.6	28.6	-
	and	885.0	901.0	714	14.0	2.8	2.8	-
Macassa / SMC East	53-4552	300.4	302.4	1,651	1.4	14.2	14.2	-
Macassa / Main Break	58-723	406.4	408.4	2,210	0.8	20.5	20.5	-
Amalgamated Kirkland (historical)	KLAKC15-87	109.0	123.0	104	14.0***	8.8	8.8	-
Upper Beaver / Porphyry	KLUB21-328W7	1,679.7	1,685.3	1,499	4.6	11.4	11.4	0.38
Upper Beaver / Footwall	KLUB21-328W7	1,722.4	1,727.5	1,536	4.3	13.1	13.1	0.58
	including	1,722.4	1,724.0	1,534	1.3	35.7	35.7	1.27
Upper Beaver / Porphyry	KLUB21-328W13	1,700.1	1,725.0	1,556	21.6	3.5	3.5	0.27
Upper Beaver / Footwall	KLUB21-328W13	1,732.5	1,751.0	1,582	14.2	7.4	7.4	0.40
Meliadine / Tiriganiaq Lode 1257	M21-3251	91.7	97.8	80.6	6.1	6.8	6.8	-
Meliadine / Tiriganiaq Lode 1087	and	133.5	136.2	116.8	2.7	46.8	33.2	-
Meliadine / Tiriganiaq Lode 1000	M21-3300	530.4	537.0	508	6.6	15.7	15.7	-
	including	530.4	533.8	506	3.4	29.1	29.1	-

Mine or Project / Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Copper grade (%)
Hope Bay / Doris / BTD Ext	HBDBE22-50886	130.5	134.0	329	3.5	41.5	20.9
Hope Bay / /Doris / DCN 3	HBDCN22-50912	94.9	102.6	231	5.9	19.7	14.3	-
Hope Bay / Doris / DCN 3	HBDCN22-50916	116.4	120.9	209	3.3	45.1	30.8	-
Hope Bay / Doris / BCO WL	HBD-21-011	656.0	659.1	569	3.0	11.7	11.7	-
Hope Bay / Doris / BCO WL	HBD-21-013	614.5	619.7	502	5.0	23.0	23.0	-
Hope Bay / Doris / BCO WL	HBD-22-018	610.7	626.0	491	14.9	9.4	9.4	-
Fosterville / Cygnet / Ptarmigan	UDH4191	173	176	1,221	2.2	174.4	174.4	-
Fosterville / Cygnet / Pen	UDH4254	121	123	1,296	1.4	54.5	54.5	-
Fosterville / Robbin’s Hill / Curie	UDR003A	1,029	1,047	1,377	6.1	5.1	5.1	-
Kittila / Sisar Deep	RIE21-700E**	1,137.3	1,157.0	1,948	13.6	6.3	6.3	-
	and	1,195.8	1,201.0	1,973	3.7	5.7	5.7	-

* Holes for Detour Lake, Macassa, AK, Fosterville and Kittila are uncapped. In the South Zone at Goldex, a capping factor was used for individual assays of 95 g/t gold and the mill-feed cut-off grade used varies between 1.73 and 1.93 g/t gold depending of the vein type. At Upper Beaver, holes in the Deep East Porphyry and Footwall zones use a capping factor of 90 g/t gold. At Meliadine, capping factors are 250 g/t gold for Lode 1000, 100 g/t gold for Lode 1087 and 160 g/t gold for Lode 1257. Results from the Doris deposit at Hope Bay use a capping factor of 50 g/t gold.

** The first intercept of hole RIE21-700E was previously released on February 23, 2022 and the second intercept is newly released.

*** Core length; true width undetermined.

+ Previously released on February 10, 2022.

EXPLORATION DRILL COLLAR COORDINATES

Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Goldex
GD90-180	5330701	286606	-589	262	-24	183
GD90-182	5330702	286606	-589	268	-23	195
GD128-048	5330285	287036	-964	41	-2	313
GD128-050	5330368	287080	-958	359	-21	228
Detour Lake
DLM21-328	5541784	587804	286	178	-58	1,080
DLM22-404W	5541975	587280	286	174	-62	531
DLM22-422W	5541845	587563	286	176	-58	1,075
Macassa
53-4552	5332023	570296	-1,258	318	-11	363
58-723	5332023	569630	-1,476	317	-75	579
Amalgamated Kirkland
KLAKC15-87	5331159	569897	332	357	-65	136
Upper Beaver
KLUB21-328W7	5337074	591948	320	131	-71	1,806
KLUB21-328W13	5337074	591948	320	131	-71	1,833
Meliadine
M21-3251	6988485	540920	101	195	-68	294
M21-3300	6988702	540352	101	171	-81	591
Hope Bay
HBDBE22-50886	7560336	433996	349	97	33	207
HBDCN22-50912	7557546	433781	-197	115	5	125
HBDCN22-50916	7557546	433781	-196	122	13	126
HBD21-011	7559272	433224	58	85	-71	985
HBD21-013	7559272	433224	58	88	-65	1,044
HBD22-018	7559272	433224	57	76	-63	782
Fosterville
UDH4191	6,816	1,450	-1,045	38	-9	198
UDH4254	6,495	1,512	-1,052	104	-44	205
UDR003A	10,752	2,814	-242	16	-81	1,203
Kittila
RIE21-700E	7538639	2558645	-778	90	-75	1,254

* Coordinate Systems:

NAD 1983 UTM Zone 18N for Goldex; NAD 1983 UTM Zone 17N for Detour Lake, Macassa, Amalgamated Kirkland and Upper Beaver; NAD 1983 UTM Zone 14N for Meliadine; NAD 1983 UTM Zone 13N for Hope Bay; MGA94 Zone 55 for Fosterville; Finnish Coordinate System KKJ Zone 2 for Kittila.

APPENDIX – FINANCIALS

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2022	2021
Operating margin(i):
Revenues from mining operations	$1,325,688	$949,623
Production costs	661,735	417,376
Total operating margin(i)	663,953	532,247
Operating margin(i) by mine:
Quebec
LaRonde mine	103,564	93,728
LaRonde Zone 5 mine	16,656	12,598
Canadian Malartic mine(ii)	79,302	103,748
Goldex mine	37,118	38,739
Ontario
Detour Lake mine	128,058	—
Macassa mine	24,155	—
Nunavut
Meliadine mine	84,279	111,216
Meadowbank Complex	(5,198)	49,950
Hope Bay mine	144	11,230
Australia
Fosterville mine	106,856	—
Europe
Kittila mine	46,111	58,703
Mexico
Pinos Altos mine	19,431	26,426
Creston Mascota mine	1,177	7,634
La India mine	22,300	18,275
Total operating margin(i)	663,953	532,247
Amortization of property, plant and mine development	260,748	177,793
Exploration, corporate and other	228,638	111,289
Income before income and mining taxes	174,567	243,165
Income and mining taxes expense	64,815	97,926
Net income for the period	$109,752	$145,239
Net income per share — basic	$0.29	$0.56
Net income per share — diluted	$0.28	$0.56

Cash flows:
Cash provided by operating activities	$507,432	$366,642
Cash used in investing activities	$535,652	$(538,123)
Cash used in financing activities	$(167,858)	$(100,134)

Realized prices:
Gold (per ounce)	$1,880	$1,780
Silver (per ounce)	$24.11	$26.13
Zinc (per tonne)	$3,480	$2,743
Copper (per tonne)	$10,243	$8,958

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2022	2021
Payable production(iii):
Gold (ounces):
Quebec
LaRonde mine	87,549	75,389
LaRonde Zone 5 mine	17,488	17,689
Canadian Malartic mine(ii)	80,509	89,550
Goldex mine	34,445	34,650
Ontario
Detour Lake mine	100,443	—
Macassa mine	24,488	—
Nunavut
Meliadine mine	80,704	96,126
Meadowbank Complex	59,765	79,965
Hope Bay mine	—	12,259
Australia
Fosterville mine	81,827	—
Europe
Kittila mine	45,508	60,716
Mexico
Pinos Altos mine	25,170	29,175
Creston Mascota mine	1,006	4,252
La India mine	21,702	17,033
Total gold (ounces)	660,604	516,804

Silver (thousands of ounces):
Quebec
LaRonde mine	153	203
LaRonde Zone 5 mine	2	3
Canadian Malartic mine(ii)	74	82
Goldex mine	1	—
Ontario
Detour Lake mine	50	—
Macassa mine	3	—
Nunavut
Meliadine mine	9	7
Meadowbank Complex	18	24
Hope Bay mine	—	—
Australia
Fosterville mine	8	—
Europe
Kittila mine	3	3
Mexico
Pinos Altos mine	256	373
Creston Mascota mine	4	36
La India mine	28	16
Total silver (thousands of ounces)	609	747

Zinc (tonnes)	1,069	1,867
Copper (tonnes)	769	752

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2022	2021
Payable metal sold:
Gold (ounces):
Quebec
LaRonde mine	70,967	75,285
LaRonde Zone 5 mine	17,595	14,314
Canadian Malartic mine(ii)	72,268	83,556
Goldex mine	33,884	34,358
Ontario
Detour Lake mine	131,837	—
Macassa mine	29,530	—
Nunavut
Meliadine mine	87,772	98,349
Meadowbank Complex	48,755	76,281
Hope Bay mine	98	20,221
Australia
Fosterville mine	101,950	—
Europe
Kittila mine	51,615	59,597
Mexico
Pinos Altos mine	24,787	27,613
Creston Mascota mine	855	4,878
La India mine	21,009	18,834
Total gold (ounces)	692,922	513,286

Silver (thousands of ounces):
Quebec
LaRonde mine	160	199
LaRonde Zone 5 mine	4	3
Canadian Malartic mine(ii)	79	67
Goldex mine	1	—
Ontario
Detour Lake mine	50	—
Macassa mine	3	—
Nunavut
Meliadine mine	9	8
Meadowbank Complex	12	19
Hope Bay mine	—	—
Australia
Fosterville mine	8	—
Europe
Kittila mine	4	2
Mexico
Pinos Altos mine	249	361
Creston Mascota mine	7	50
La India mine	26	19
Total silver (thousands of ounces):	612	728

Zinc (tonnes)	1,034	2,660
Copper (tonnes)	766	754

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2022	2021
Total cash costs per ounce of gold produced — co-product basis(v):
Quebec
LaRonde mine	$674	$727
LaRonde Zone 5 mine	979	766
Canadian Malartic mine(ii)(iv)	813	640
Goldex mine	777	623
Ontario
Detour Lake mine(iv)	612	—
Macassa mine(iv)	790	—
Nunavut
Meliadine mine(vi)	1,005	630
Meadowbank Complex	1,815	1,129
Hope Bay mine	—	929
Australia	941	1,079
Fosterville mine	311	—
Europe
Kittila mine	1,041	799
Mexico
Pinos Altos mine	1,327	1,165
Creston Mascota mine	542	490
La India mine	852	969
Weighted average total cash costs per ounce of gold produced	$854	$797

Total cash costs per ounce of gold produced — by-product basis(v):
Quebec
LaRonde mine	$478	$490
LaRonde Zone 5 mine	973	761
Canadian Malartic mine(ii)(iv)	792	617
Goldex mine	777	623
Ontario
Detour Lake mine(iv)	600	—
Macassa mine(iv)	787	—
Nunavut
Meliadine mine(vi)	1,002	628
Meadowbank Complex	1,811	1,123
Hope Bay mine	—	929
Australia
Fosterville mine	309	—
Europe
Kittila mine	1,039	798
Mexico
Pinos Altos mine	1,078	838
Creston Mascota mine	407	193
La India mine	820	936
Weighted average total cash costs per ounce of gold produced	$811	$734

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin and "Reconciliation of Non-GAAP Financial Performance Measures - Reconciliation of Operating Margin to Net Income" for a reconciliation of this measure to the recent IFRS measure

(ii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three months ended March 31, 2011 includes 8,123 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(iv) The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd. The Detour Lake mine's payable metal sold excludes the net smelter royalty transferred to Franco-Nevada Corporation.

(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See ‘‘Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne’’ for more information on the Company’s calculation and use of total cash cost per ounce of gold produced and "Reconciliation of Non-GAAP Financial Performance Measures - Reconciliation of Production Costs to Total Cash Cost per Ounce of Gold Produced by Mine and Reconciliation of Production COsts to Minesite Cost per Tonne by Mine" for a reconciliation of these measures to the recent IFRS measure.

(vi) The Meliadine mine's cost calculations per ounce of gold produced for the three months ended March 31, 2021 exclude 8,123 ounces of payable gold production, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	March 31, 2022	December 31, 2021
		Restated(i)
ASSETS
Current assets:
Cash and cash equivalents	$1,061,995	$185,786
Trade receivables	10,716	13,545
Inventories	1,133,619	878,944
Income taxes recoverable	69,828	7,674
Fair value of derivative financial instruments	27,396	12,305
Other current assets	266,075	204,134
Total current assets	2,569,629	1,302,388
Non-current assets:
Goodwill	2,212,251	407,792
Property, plant and mine development	17,690,519	7,675,595
Investments	450,879	343,509
Deferred income and mining tax asset	—	133,608
Other assets	407,241	353,198
Total assets	$23,330,519	$10,216,090

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$633,805	$414,673
Share based liabilities	10,968	—
Interest payable	25,487	12,303
Income taxes payable	20,376	47,213
Current portion of long-term debt	225,000	225,000
Reclamation provision	20,478	7,547
Lease obligations	36,104	32,988
Fair value of derivative financial instruments	13,124	22,089
Total current liabilities	985,342	761,813
Non-current liabilities:
Long-term debt	1,340,715	1,340,223
Reclamation provision	817,987	722,449
Lease obligations	109,626	98,445
Share based liabilities	9,806	—
Deferred income and mining tax liabilities	3,733,356	1,223,128
Other liabilities	71,620	70,261
Total liabilities	7,068,452	4,216,319

EQUITY
Common shares:
Outstanding — 455,747,306 common shares issued, less 843,664 shares held in trust	16,167,944	5,863,512
Stock options	193,205	191,112
Contributed surplus	37,254	37,254
Deficit	(217,654)	(146,383)
Other reserves	81,318	54,276
Total equity	16,262,067	5,999,771
Total liabilities and equity	$23,330,519	$10,216,090

Note:

(i)  Certain previously reported line items have been restated to reflect the retrospective application of amendments to IAS 16.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
		Restated(i)
REVENUES
Revenues from mining operations	$1,325,688	$949,623

COSTS, EXPENSES AND OTHER INCOME
Production(ii)	661,735	417,376
Exploration and corporate development	65,842	28,709
Amortization of property, plant and mine development	260,748	177,793
General and administrative	67,542	44,933
Finance costs	22,653	22,168
(Gain) loss on derivative financial instruments	(28,664)	21,066
Environmental remediation	(2,299)	(628)
Foreign currency translation loss (gain)	1,210	(3,078)
Care and maintenance	10,456	—
Other expenses (income)	91,898	(1,881)
Income before income and mining taxes	174,567	243,165
Income and mining taxes expense	64,815	97,926
Net income for the period	$109,752	$145,239

Net income per share - basic	$0.29	$0.60
Net income per share - diluted	$0.28	$0.59

Weighted average number of common shares outstanding (in thousands):
Basic	384,708	242,992
Diluted	385,588	244,187

Notes:
(i) Certain previously reported line items have been restated to reflect the retrospective application of amendments to IAS 16 and the final purchase price allocation of TMAC.
(ii) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
		Restated(i)
OPERATING ACTIVITIES
Net income for the period	$109,752	$145,239
Add (deduct) adjusting items:
Amortization of property, plant and mine development	260,748	177,793
Deferred income and mining taxes	(657)	55,922
Unrealized gain on currency and commodity derivatives	(24,055)	(741)
Unrealized (gain) loss on warrants	(913)	31,810
Stock-based compensation	22,248	18,036
Foreign currency translation loss (gain)	1,210	(3,078)
Other	(2,321)	503
Changes in non-cash working capital balances:
Trade receivables	39,068	(4,504)
Income taxes	(39,870)	(68,483)
Inventories	178,152	25,842
Other current assets	(39,607)	(2,270)
Accounts payable and accrued liabilities	(7,644)	(21,685)
Interest payable	11,321	12,258
Cash provided by operating activities	507,432	366,642

INVESTING ACTIVITIES
Additions to property, plant and mine development	(293,151)	(192,141)
Cash and cash equivalents acquired in Kirkland acquisition	838,732	—
Acquisition of TMAC, net of cash and cash equivalents	—	(185,898)
Advance to TMAC to fund repayment of debt	—	(105,000)
Payment to repurchase the Hope Bay royalty	—	(50,000)
Proceeds from sale of property, plant and mine development	387	462
Net sales (purchases) of short-term investments	3,127	(1,550)
Net proceeds from sale of equity securities	—	1,473
Purchases of equity securities and other investments	(13,443)	(5,469)
Cash provided by (used in) investing activities	535,652	(538,123)

FINANCING ACTIVITIES
Proceeds from Credit Facility	100,000	240,000
Repayment of Credit Facility	(100,000)	(240,000)
Repayment of lease obligations	(8,310)	(5,424)
Dividends paid	(154,782)	(72,970)
Repurchase of common shares for stock-based compensation plans	(27,889)	(34,606)
Proceeds on exercise of stock options	17,841	8,401
Common shares issued	5,282	4,465
Cash used in financing activities	(167,858)	(100,134)
Effect of exchange rate changes on cash and cash equivalents	983	(4,446)
Net increase (decrease) in cash and cash equivalents during the period	876,209	(276,061)
Cash and cash equivalents, beginning of period	185,786	402,527
Cash and cash equivalents, end of period	$1,061,995	$126,466

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$8,203	$7,726
Income and mining taxes paid	$103,400	$108,653

Note:

(i)  Certain previously reported line items have been restated to reflect the retrospective application of amendments to IAS 16 and the final purchase price allocation of TMAC.

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine
	Three Months Ended March 31,
(thousands of United States dollars)	2022	2021
LaRonde mine	$45,841	$51,342
LaRonde Zone 5 mine	16,733	12,685
LaRonde Complex	62,574	64,027
Canadian Malartic mine(i)	56,937	55,468
Goldex mine	26,217	22,513
Detour Lake mine	119,965	—
Macassa mine	32,314	—
Meliadine mine	78,679	64,740
Meadowbank Complex	96,711	87,339
Hope Bay mine	—	24,075
Fosterville mine	88,001	—
Kittila mine	49,451	48,660
Pinos Altos mine	32,536	31,998
Creston Mascota mine	615	2,417
La India mine	17,735	16,139
Production costs per the condensed interim consolidated statements of income	$661,735	$417,376

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		87,549		75,389
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$45,841	$524	$51,342	$681
Inventory adjustments(ii)	10,927	125	929	12
Realized gains and losses on hedges of production costs	(485)	(6)	(2,256)	(30)
Other adjustments(vi)	2,762	31	4,818	64
Cash operating costs (co-product basis)	$59,045	$674	$54,833	$727
By-product metal revenues	(17,218)	(196)	(17,899)	(237)
Cash operating costs (by-product basis)	$41,827	$478	$36,934	$490

LaRonde mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
Tonnes of ore milled (thousands of tonnes)				455				487
		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$45,841		$101		$51,342		$105
Production costs (C$)	C$	58,015	C$	128	C$	66,403	C$	136
Inventory adjustments (C$)(ii)		12,357		27		505		1
Other adjustments (C$)(vi)		(3,506)		(8)		(2,494)		(5)
Minesite operating costs (C$)	C$	66,866	C$	147	C$	64,414	C$	132

LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		17,488		17,689
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$16,733	$957	$12,685	$717
Inventory adjustments(ii)	465	27	1,369	77
Realized gains and losses on hedges of production costs	(113)	(7)	(533)	(30)
Other adjustments(vi)	30	2	28	2
Cash operating costs (co-product basis)	$17,115	$979	$13,549	$766
By-product metal revenues	(91)	(6)	(89)	(5)
Cash operating costs (by-product basis)	$17,024	$973	$13,460	$761

LaRonde Zone 5 mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
Tonnes of ore milled (thousands of tonnes)			280				277
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$16,733		$60		$12,685		$46
Production costs (C$)	C$	21,173	C$	76	C$	16,154	C$	58
Inventory adjustments (C$)(ii)		576		2		1,643		6
Minesite operating costs (C$)	C$	21,749	C$	78	C$	17,797	C$	64

LaRonde Complex Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		105,037		93,078
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$62,574	$596	$64,027	$688
Inventory adjustments(ii)	11,392	108	2,298	25
Realized gains and losses on hedges of production costs	(598)	(6)	(2,789)	(30)
Other adjustments(vi)	2,792	27	4,846	52
Cash operating costs (co-product basis)	$76,160	$725	$68,382	$735
By-product metal revenues	(17,309)	(165)	(17,988)	(194)
Cash operating costs (by-product basis)	$58,851	$560	$50,394	$541

LaRonde Complex Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
Tonnes of ore milled (thousands of tonnes)			735				764
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$62,574		$85		$64,027		$84
Production costs (C$)	C$	79,188	C$	108	C$	82,557	C$	108
Inventory adjustments (C$)(ii)		12,933		18		2,148		3
Other adjustments (C$)(vi)		(3,506)		(5)		(2,494)		(3)
Minesite operating costs (C$)	C$	88,615	C$	121	C$	82,211	C$	108

Canadian Malartic mine Per Ounce of Gold Produced(i)	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		80,509		89,550
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$56,937	$707	$55,468	$619
Inventory adjustments(ii)	728	9	1,689	19
Realized gains and losses on hedges of production costs	—	—	(78)	(1)
Other adjustments(vi)	7,782	97	205	3
Cash operating costs (co-product basis)	$65,447	$813	$57,284	$640
By-product metal revenues	(1,662)	(21)	(2,030)	(23)
Cash operating costs (by-product basis)	$63,785	$792	$55,254	$617

Canadian Malartic mine Per Tonne(i)	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
Tonnes of ore milled (thousands of tonnes)			2,412				2,631
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$56,937		$24		$55,468		$21
Production costs (C$)	C$	71,629	C$	30	C$	71,210	C$	27
Inventory adjustments (C$)(ii)		1,010		—		2,211		1
Other adjustments (C$)(vi)		9,647		4		—		—
Minesite operating costs (C$)	C$	82,286	C$	34	C$	73,421	C$	28

Goldex mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		34,445		34,650
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$26,217	$761	$22,513	$650
Inventory adjustments(ii)	710	21	20	1
Realized gains and losses on hedges of production costs	(215)	(6)	(1,002)	(29)
Other adjustments(vi)	54	1	45	1
Cash operating costs (co-product basis)	$26,766	$777	$21,576	$623
By-product metal revenues	(16)	—	(6)	—
Cash operating costs (by-product basis)	$26,750	$777	$21,570	$623

Goldex mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
Tonnes of ore milled (thousands of tonnes)			743				727
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$26,217		$35		$22,513		$31
Production costs (C$)	C$	33,220	C$	45	C$	28,558	C$	39
Inventory adjustments (C$)(ii)		892		1		(27)		—
Minesite operating costs (C$)	C$	34,112	C$	46	C$	28,531	C$	39

Detour Lake Mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		100,443		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$119,965	$1,194	$—	$—
Inventory adjustments(ii)	(16,621)	(166)	—	—
Purchase price allocation to inventory(v)	(46,147)	(459)	—	—
Other adjustments(vi)	4,285	43	—	—
Cash operating costs (co-product basis)	$61,482	$612	$—	$—
By-product metal revenues	(1,205)	(12)	—	—
Cash operating costs (by-product basis)	$60,277	$600	$—	$—

Detour Lake Mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
Tonnes of ore milled (thousands of tonnes)			3,270				—
	(thousands)		($ per tonne )		(thousands)		($ per tonne)
Production costs		$119,965		$37		$—		$—
Production costs (C$)	C$	151,818	C$	46	C$	—	C$	—
Inventory adjustments (C$)(ii)		(21,072)		(6)		—		—
Purchase price allocation to inventory(C$)(v)		(58,400)		(18)		—		—
Other adjustments (C$)(vi)		5,400		2		—		—
Minesite operating costs (C$)	C$	77,746	C$	24	C$	—	C$	—

Macassa Mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		24,488		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$32,314	$1,320	$—	$—
Inventory adjustments(ii)	(2,100)	(86)	—	—
Purchase price allocation to inventory(vi)	(10,827)	(442)	—	—
Other adjustments(vi)	(44)	(2)	—	—
Cash operating costs (co-product basis)	$19,343	$790	$—	$—
By-product metal revenues	(73)	(3)	—	—
Cash operating costs (by-product basis)	$19,270	$787	$—	$—

Macassa Mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
Tonnes of ore milled (thousands of tonnes)			47				—
	(thousands)		($ per tonne )		(thousands)		($ per tonne)
Production costs		$32,314		$689		$—		$—
Production costs (C$)	C$	40,830	C$	871	C$	—	C$	—
Inventory adjustments (C$)(ii)		(2,644)		(56)		—		—
Purchase price allocation to inventory(C$)(vi)		(13,578)		(290)		—		—
Other adjustments (C$)(vi)		(68)		(2)		—		—
Minesite operating costs (C$)	C$	24,540	C$	523	C$	—	C$	—

Meliadine mine Per Ounce of Gold Produced(vii)	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		80,704		88,003
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$78,679	$975	$64,740	$736
Inventory adjustments(ii)	3,632	45	(1,700)	(19)
Realized gains and losses on hedges of production costs	(1,311)	(16)	(2,634)	(30)
IAS 16 amendments(iv)	—	—	(4,976)	(57)
Other adjustments(vi)	95	1	43	—
Cash operating costs (co-product basis)	$81,095	$1,005	$55,473	$630
By-product metal revenues	(217)	(3)	(220)	(2)
Cash operating costs (by-product basis)	$80,878	$1,002	$55,253	$628

Meliadine mine Per Tonne(viii)	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
Tonnes of ore milled (thousands of tonnes)			432				338
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$78,679		$182		$64,740		$192
Production costs (C$)	C$	99,437	C$	230	C$	82,771	C$	$245
Inventory adjustments (C$)(ii)		4,525		11		(2,508)		(7)
IAS 16 amendments (C$)(iv)		—		—		(6,362)		(19)
Minesite operating costs (C$)	C$	103,962	C$	241	C$	73,901	C$	219

Meadowbank Complex Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		59,765		79,965
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$96,711	$1,618	$87,339	$1,092
Inventory adjustments(ii)	15,203	254	5,780	72
Realized gains and losses on hedges of production costs	(2,043)	(34)	(2,914)	(36)
Operational care & maintenance due to COVID-19(iii)	(1,436)	(24)	—	—
Other adjustments(vi)	66	1	72	1
Cash operating costs (co-product basis)	$108,501	$1,815	$90,277	$1,129
By-product metal revenues	(295)	(4)	(492)	(6)
Cash operating costs (by-product basis)	$108,206	$1,811	$89,785	$1,123

Meadowbank Complex Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
Tonnes of ore milled (thousands of tonnes)			892				924
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$96,711		$108		$87,339		$95
Production costs (C$)	C$	122,465	C$	137	C$	112,766	C$	122
Inventory adjustments (C$)(ii)		18,808		21		7,102		8
Operational care and maintenance due to COVID-19 (C$)(iii)		(1,793)		(2)		—		—
Minesite operating costs (C$)	C$	139,480	C$	156	C$	119,868	C$	130

Hope Bay mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		—		12,259
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$—	$—	$24,075	$1,964
Inventory adjustments(ii)	—	—	(12,691)	(1,035)
Cash operating costs (co-product basis)	$—	$—	$11,384	$929
By-product metal revenues	—	—	—	—
Cash operating costs (by-product basis)	$—	$—	$11,384	$929

Hope Bay mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
Tonnes of ore milled (thousands of tonnes)			—				39
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$—		$—		$24,075		$616
Production costs (C$)	C$	—	C$	—	C$	30,477	C$	780
Inventory adjustments (C$)(ii)		—		—		(16,306)		(417)
Minesite operating costs (C$)	C$	—	C$	—	C$	14,171	C$	363

Fosterville Mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		81,827		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$88,001	$1,075	$—	$—
Inventory adjustments(ii)	(5,839)	(71)	—	—
Purchase price allocation to inventory(v)	(56,677)	(693)	—	—
Cash operating costs (co-product basis)	$25,485	$311	$—	$—
By-product metal revenues	(188)	(2)	—	—
Cash operating costs (by-product basis)	$25,297	$309	$—	$—

Fosterville Mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
Tonnes of ore milled (thousands of tonnes)			91				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$88,001		$963		$—		$—
Production costs (A$)	A$	117,226	A$	1,283	A$	—	A$	—
Inventory adjustments (A$)(ii)		(8,205)		(90)		—		—
Purchase price allocation to inventory(A$)(v)		(75,500)		(826)		—		—
Minesite operating costs (A$)	A$	33,521	A$	367	A$	—	A$	—

Kittila mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		45,508		60,716
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$49,451	$1,087	$48,660	$801
Inventory adjustments(ii)	(2,791)	(62)	(295)	(5)
Realized gains and losses on hedges of production costs	678	15	(6)	—
Other adjustments(vi)	54	1	172	3
Cash operating costs (co-product basis)	$47,392	$1,041	$48,531	$799
By-product metal revenues	(89)	(2)	(54)	(1)
Cash operating costs (by-product basis)	$47,303	$1,039	$48,477	$798

Kittila mine Per Tonne	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Tonnes of ore milled (thousands of tonnes)		461		494
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$49,451	$107	$48,660	$99
Production costs (€)	€43,908	€95	€41,068	€83
Inventory adjustments (€)(ii)	(2,274)	(5)	(337)	(1)
Minesite operating costs (€)	€41,634	€90	€40,731	€82

Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		25,170		29,175
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$32,536	$1,293	$31,998	$1,097
Inventory adjustments(ii)	799	31	2,160	74
Realized gains and losses on hedges of production costs	(234)	(9)	(548)	(19)
Other adjustments(vi)	303	12	375	13
Cash operating costs (co-product basis)	$33,404	$1,327	$33,985	$1,165
By-product metal revenues	(6,263)	(249)	(9,538)	(327)
Cash operating costs (by-product basis)	$27,141	$1,078	$24,447	$838

Pinos Altos mine Per Tonne	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Tonnes of ore processed (thousands of tonnes)		384		493
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$32,536	$85	$31,998	$65
Inventory adjustments(ii)	799	2	2,160	4
Minesite operating costs	$33,335	$87	$34,158	$69

Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		1,006		4,252
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$615	$611	$2,417	$568
Inventory adjustments(ii)	(87)	(87)	(477)	(112)
Other adjustments(vi)	18	18	141	34
Cash operating costs (co-product basis)	$546	$542	$2,081	$490
By-product metal revenues	(135)	(135)	(1,263)	(297)
Cash operating costs (by-product basis)	$411	$407	$818	$193

Creston Mascota mine Per Tonne(ix)	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Tonnes of ore processed (thousands of tonnes)		—		—
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$615	$—	$2,417	$—
Inventory adjustments(ii)	(87)	—	(477)	—
Other adjustments(vi)	(528)	—	(1,940)	—
Minesite operating costs	$—	$—	$—	$—

La India mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Gold production (ounces)		21,702		17,033
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$17,735	$817	$16,139	$948
Inventory adjustments(ii)	568	26	242	14
Other adjustments(vi)	196	9	120	7
Cash operating costs (co-product basis)	$18,499	$852	$16,501	$969
By-product metal revenues	(708)	(32)	(562)	(33)
Cash operating costs (by-product basis)	$17,791	$820	$15,939	$936

La India mine Per Tonne	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Tonnes of ore processed (thousands of tonnes)		1,563		1,642
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$17,735	$11	$16,139	$10
Inventory adjustments(ii)	568	1	242	—
Minesite operating costs	$18,303	$12	$16,381	$10

Notes:

(i) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company's effort to prevent or curtail community transmission of COVID-19. These costs were previously classified as "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne.

(iv) Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. This adjustment eliminates the effects of the retrospective application of IAS 16 amendments on the total cash costs per ounce of gold produced (by-product and co-product).

(v) On February 2, 2022 the Company announced the completion of the merger of equals with Kirkland and this adjustment reflects the fair value allocated to inventory on the purchase price equation.

(vi) Other adjustments consists of costs associated with a 5% in-kind royalty paid by the Canadian Malartic mine, a 2% in-kind royalty paid by the Detour Lake mine, smelting, refining and marketing charges to production costs.

(vii) The Meliadine mine's cost calculations per ounce of gold produced for the three months ended March 31, 2021 exclude 8,123 ounces of payable gold production which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(viii) The Meliadine mine's cost calculations per tonne for the three months ended March 31, 2021 exclude 77,037 tonnes of ore from the Tiriganiaq open pit deposit which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(ix) The Creston Mascota mine's cost calculations per tonne for the three months ended March 31, 2022 exclude approximately $0.5 million of production costs incurred during these periods following the ceasing of mining activities at the Bravo pit during the third quarter of 2020. The Creston Mascota mine's cost calculations per tonne for the three months ended March 31, 2021 exclude approximately $2.4 million of production costs incurred during these periods following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

Reconciliation of Production Costs to Total Cash Costs per Ounce Produced(vii) and All-in Sustaining Costs per Ounce of Gold Produced(vii)

	Three Months Ended March 31,
(United States dollars per ounce of gold produced, except where noted)	2022	2021
Production costs per the condensed interim consolidated statements of income	$661,735	$417,376
Gold production (ounces)(i)	660,604	508,681
Production costs per ounce of adjusted gold production	$1,002	$821
Adjustments:
Inventory adjustments(ii)	10	(6)
Purchase price allocation to inventory(iii)	(172)	—
IAS 16 amendments(iv)	—	(10)
Realized gains and losses on hedges of production costs	(6)	(20)
Operational care and maintenance costs due to COVID-19(v)	(2)	—
Other(vii)	22	12
Total cash costs per ounce of gold produced (co-product basis)(vii)	$854	$797
By-product metal revenues	(43)	(63)
Total cash costs per ounce of gold produced (by-product basis)(vii)	$811	$734
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	151	175
General and administrative expenses (including stock option expense)	102	88
Non-cash reclamation provision and sustaining leases(viii)	15	10
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,079	$1,007
By-product metal revenues	43	63
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,122	$1,070

Notes:

(i) Gold production for the three months ended March 31, 2021 exclude 8,123 ounces of payable production of gold at the Meliadine mine which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(ii) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii) On February 2, 2022 the Company announced the completion of the merger of equals with Kirkland and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.

(iv) Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. This adjustment eliminates the effects of the retrospective application of IAS 16 amendments on the total cash costs per ounce of gold produced (by-product and co-product) as well as all-in sustaining costs (by-product and co-product).

(v) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These costs were previously classified as "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne.

(vi) Other adjustments consists of costs associated with a 5% in-kind royalty paid by the Canadian Malartic mine, a 2% in-kind royalty paid by the Detour Lake mine, smelting, refining and marketing charges to production costs.

(vii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See ‘‘Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne’’ for more information on the Company’s use of total cash cost per ounce of gold produced.

(viii) Sustaining leases are lease payments related to sustaining assets.

Reconciliation of Operating Margin(i) to Net Income
	Three Months Ended March 31, 2022
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$149,405	$(45,841)	$103,564
LaRonde Zone 5 mine	33,389	(16,733)	16,656
Canadian Malartic mine(ii)	136,239	(56,937)	79,302
Goldex mine	63,335	(26,217)	37,118
Detour Lake mine	248,023	(119,965)	128,058
Macassa mine	56,469	(32,314)	24,155
Meliadine mine	162,958	(78,679)	84,279
Meadowbank Complex	91,513	(96,711)	(5,198)
Hope Bay mine	144	—	144
Fosterville mine	194,857	(88,001)	106,856
Kittila mine	95,562	(49,451)	46,111
Pinos Altos mine	51,967	(32,536)	19,431
Creston Mascota mine	1,792	(615)	1,177
La India mine	40,035	(17,735)	22,300
Segment totals	$1,325,688	$(661,735)	$663,953
Corporate and other:
Exploration and corporate development			65,842
Amortization of property, plant, and mine development			260,748
General and administrative			67,542
Finance costs			22,653
Loss (gain) on derivative financial instruments			(28,664)
Environmental remediation			(2,299)
Foreign currency translation loss			1,210
Care and maintenance			10,456
Other expenses			91,898
Income and mining taxes expense			64,815
Net income per consolidated interim condensed statements of income			$109,752

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

Reconciliation of Operating Margin(i) to Net Income
	Three Months Ended March 31, 2021
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$145,070	$(51,342)	$93,728
LaRonde Zone 5 mine	25,283	(12,685)	12,598
Canadian Malartic mine(ii)	159,216	(55,468)	103,748
Goldex mine	61,252	(22,513)	38,739
Meliadine mine(iii)	175,956	(64,740)	111,216
Meadowbank Complex	137,289	(87,339)	49,950
Hope Bay mine	35,305	(24,075)	11,230
Kittila mine	107,363	(48,660)	58,703
Pinos Altos mine	58,424	(31,998)	26,426
Creston Mascota mine	10,051	(2,417)	7,634
La India mine	34,414	(16,139)	18,275
Segment totals	$949,623	$(417,376)	$532,247
Corporate and other:
Exploration and corporate development			28,709
Amortization of property, plant, and mine development			177,793
General and administrative			44,933
Finance costs			22,168
Gain on derivative financial instruments			21,066
Environmental remediation			(628)
Foreign currency translation gain			(3,078)
Other income			(1,881)
Income and mining taxes expense			97,926
Net income per consolidated interim condensed statements of income			$145,239

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii)  The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii) Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

Reconciliation of Sustaining Capital Expenditures(i) and Development Capital Expenditures(i) to the Consolidated Statements of Cash Flows

	Three Months Ended March 31,
	2022	2021
Sustaining capital expenditures(i)(ii)	$101,726	$100,886
Development capital expenditures(i)	148,359	72,413
Total Capital Expenditures	$250,085	$173,299
Working capital adjustments	43,066	18,842
Additions to property, plant and mine development per the consolidated statements of cash flows	$293,151	$192,141

Note:

(i) Sustaining capital expenditures and development capital expenditures are not recognized measures under IFRS and this data may not be comparable to other gold producers. See "Note on Certain Measures of Performance" for more information on the Company's use of sustaining capital expenditures and development capital expenditures.

(ii) Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

Reconciliation of Long-Term Debt to Net Debt

	As at	As at
	March 31, 2022	December 31, 2021
Current portion of long-term debt per the interim consolidated balance sheets	$225,000	$225,000
Non-current portion of long-term debt	1,340,715	1,340,223
Long-term debt	$1,565,715	$1,565,223
Adjustments:
Cash and cash equivalents	$(1,061,995)	$(185,786)
Net Debt	$503,720	$1,379,437